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02034781

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Intelsat Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUN 19 2002

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 5214 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 6/13/02

Issuer: Intelsat, Ltd.
File No. 82-5214

[annual report 2001]

connect >> communicate >> everywhere >>

Intelsat
inspiring connections

Intelsat is a global communications leader that provides high quality, affordable, flexible and rapidly deployable satellite connectivity solutions for voice and data communications, corporate networks, video services and Internet backbone access in approximately 200 countries and territories.

[financial highlights]

revenue segmentation by service application[1]

[illegible]	[illegible]
[illegible]	[illegible]
Video	19%



revenue segmentation by region

[illegible]	[illegible]
Asia Pacific	18%
[illegible]	[illegible]



1. [illegible]

operating performance [in US dollars]

Telecommunications revenue	$1.084 billion
EBITDA	$846 million
EBITDA margin	78%
Net income	$499 million
Return on invested capital	13.5%

cash flows [in US dollars]

Funds from operations	$856 million
Capital expenditures	$664 million

balance sheet [in US dollars]

Total assets	$3.576 billion
Total liabilities	$1.580 billion
Shareholders' equity	$1.996 billion

To our shareholders

All systems go > As CEO of one of the world's leading satellite communications companies, I normally associate this phrase with the exhilaration of seeing one of our satellites launched into orbit after years of critical analyses and hard work. But those words have never been more meaningful to me than they were on 18 July 2001, as the countdown to Intelsat's privatization reached its end. At that moment, after years of planning and implementing the systems and infrastructure necessary to operate on a fully commercial basis, we launched Intelsat as a private company.

In one of the most challenging business environments in recent history, Intelsat delivered strong 2001 results, including:

>> $846 million in earnings before interest, other income, taxes and depreciation and amortization, referred to as EBITDA, which is a key measure for our industry

$499

Intelsat's financial stability is based in part on the diversity of our business, in terms of both geographic and service application mix. Indeed, our revenue comes from every region of the world, and we distinguish ourselves by the balanced and diverse range of applications for which our services are used. Our 2001 results reflect Intelsat's continued profitability despite the addition of in-orbit insurance expenses and new expenses associated with our operations as a private company, including new employment and income tax expenses and the costs of increasing our marketing and sales capabilities as we made our transition to a private company.



Conny L. Kullman - Chief Executive Officer

A global communications leader>

Intelsat serves over 400 customers in approximately 200 countries and territories. Our services are used for four main applications in the fixed satellite services industry: voice and data for telecommunications carriers, corporate networks, video and Internet backbone connectivity. According to Euroconsult[2], Intelsat leads the industry with a 31% market share, measured in terms of capacity used, in each of two major market segments: voice and data and Internet backbone connectivity.

Voice and data services generated 38% of our revenue in 2001, and we expect voice and data to remain a stable part of our business. While voice and data services continue to be in transition as major-route traffic migrates to deep-sea fiber cables, telecommunications carriers in newly competitive markets are seeking satellite and other capacity to provide access in their service areas. Intelsat is focused on satisfying the demand for capacity from these carriers, as well as from telecommunications carriers in developing countries and countries with challenging geographies.

Keeping pace with the continuing globalization of business, Intelsat is well positioned to support enterprises wherever in the world they operate. Our leading position in the provision of satellite capacity for corporate networking applications reflects our focus on building truly global private data networks that leverage satellites' unmatched point-to-multipoint transmission efficiency. Recent awards, such as a contract to provide global capacity to the World Bank, as well as our long-standing provision of capacity for VSAT networks, such as that used by Reuters, provide excellent examples of our ability to connect people and businesses around the globe.

>

Intelsat leads the industry with a 31% market share in both voice and data and Internet backbone connectivity segments

Intelsat has been providing transmission capacity for the Internet since its inception in the 1970s. As the market leader in this segment, we bypass congested land networks to provide key connectivity from remote locations and terrestrially underserved areas directly to the Internet backbone. We have grown this segment and now connect over 150 Internet service providers from approximately 100 countries. Our customers include major Tier 1 and Tier 2 providers like Cable and Wireless and China Telecom. And although we have all witnessed the bursting of the dot-com bubble, we believe there will continue to be strong demand for Internet backbone services. We are now expanding our efforts to reach Tier 2 providers, typically regional leaders, delivering high-performance Internet connections to bandwidth-hungry ISPs around the world.

2. As set forth in Euroconsult's January 2002 Satellite Communications and Broadcasting Market Survey. Euroconsult is a leading research consulting firm for the satellite industry.

Intelsat's financial stability is based in part on the diversity of our business, in terms of both geographic and service application mix.

Conny L. Kullman – Chief Executive Officer

Our video services generated $201 million in revenue in 2001. Our customers include telecommunications providers and television broadcasters throughout the world, including Telenor, which uses our capacity to distribute television and radio programming directly to homes in northern Europe, and GlobeCast. We also serve end users like CNN International, Deutsche Welle and BBC World. These broadcasters use full-time capacity on Intelsat's satellites to distribute news, sporting events, entertainment television and radio programming to broadcast stations and studios. Looking forward, we believe video will become a more significant part of our business. We are pursuing regional opportunities where video communities are still being formed. With these initiatives in mind, our new Intelsat X satellites have been designed with a landmass focus.

Prime orbital slots, healthy fleet>

Intelsat's operational excellence continues to be one of the most important selling features of our service. Dubbed "the gold standard" in satellite operations and quality by an industry analyst, we believe Intelsat continues to set the industry's highest standards, as reflected in our 2001 reliability and in-orbit results:

satellite fill rates averaging 77% over the year >

average satellite transponder availability exceeding 99.9993% >>

>>> the successful launches of our Intelsat 901 and 902 satellites

Intelsat's nine-satellite launch program continued in 2002 with the successful launches of the Intelsat 903 and 904 satellites. We expect that the remaining five satellites will be launched by the end of 2003. These include three more Intelsat IX series satellites and two Intelsat X series satellites. At the conclusion of this launch program, we expect to have 24 satellites in 22 orbital locations, providing replacement capacity in well-established orbital locations and growth capacity to support new services. As 95% of the traffic carried by our network is digital, our customers enjoy a high degree of efficiency in using our services.

Well positioned for future opportunities>

The theme of our privatization, "Embrace the Future, Respect the Past," reflects the significant organizational transformation that Intelsat achieved in 2001. Our corporate values of customer focus, technical and operational excellence, creativity and ethical behavior have

> To best meet our customers' needs, we are moving Intelsat from a satellite-centric to a network-centric company offering innovative connectivity solutions to the worldwide marketplace.
>
> Conny L. Kullman – Chief Executive Officer

been internalized by our workforce and are evidenced in each of our achievements. We have embraced the future by developing an ambitious strategic plan. We believe this plan identifies the best opportunities in our industry and provides Intelsat with a clear future direction for expanding our business. During 2001, we built a business development team that is now leading the execution of our strategic initiatives. At the same time, we respect our past, including our technical and operational excellence and the close relationships we have developed with our customers and distributors, many of the largest of which have been part of Intelsat for over 30 years.

Our customers have inspired a number of the new end-to-end services we expect to introduce in 2002. To best meet our customers' needs, we are moving Intelsat from a satellite-centric to a network-centric company offering innovative connectivity solutions to the worldwide marketplace. As a first step in implementing our business strategy, we have begun to establish a ground-based infrastructure comprising teleports, terrestrial fiber and Internet termination points to complement the Intelsat satellite system. In addition, we have established points of presence in Los Angeles, New York and London. Connected by fiber at key traffic exchange points, these points of presence will be integrated with the teleport facilities and into our global network infrastructure.

By mid-2002, we expect to have integrated into our network the key elements of a global terrestrial infrastructure that will enable us to provide "one-hop" connectivity to almost any point on the earth. Our new hybrid service platform, which we call Intelsat global connectivity solutions, will allow us to optimize our valuable satellite assets while, at the same time, demonstrating our commitment to serving our customers better.

Intelsat continues to believe that the next major catalyst in our industry will be demand for last-mile broadband access. We expect this demand to be fueled by the growing need of businesses everywhere for reliable Internet connections, as well as by the proliferation of IP-based multicast and broadcast applications. Our approach is one of progressive deployment, and, in 2002, we plan to conduct a number of trials to determine the right technical solutions and to test local distribution strategies. We plan to use this prudent strategy to enable Intelsat to take a leadership role in broadband satellite solutions as the market develops.

The Intelsat culture continues to be one of the most rewarding aspects of leading the Intelsat team. Our dedicated and talented employees, who hail from over 90 countries, are able to contribute their unique perspectives in a highly collaborative team environment. Embracing the changes of the past year, we are striving to anticipate the needs of our valued customers, knowing that Intelsat services inspire connections around the world.

Thank you for your continued support.

Conny L. Kullman – Chief Executive Officer
April 2002

The following discussion should be read together with our consolidated financial statements and the accompanying notes appearing elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. When we use the terms "we" and "our" in this discussion, we mean, prior to the consummation of the privatization, the International Telecommunications Satellite Organization (the "IGO") and, after the privatization, Intelsat, Ltd. and its consolidated subsidiaries.

Overview

We are a leading global communications services provider, supplying voice, data, video and Internet backbone connectivity to more than 400 customers in approximately 200 countries and territories. We provide our services utilizing our 21 satellites in orbit and leased capacity on 2 additional satellites owned by strategic partners in the Asia-Pacific region. This network is supported by ground facilities, which are required for the operation and control of our satellites. We are a Bermuda holding company and conduct our operations through our wholly owned sales, service and license subsidiaries, supported by our regional sales and marketing support offices.

Our Business

Telecommunications Revenue We earn revenue primarily by selling satellite transponder capacity to our customers. Our customers obtain satellite capacity from us by placing an order for one of five different service commitment types. These service commitment types are: lease, channel and carrier, demand-based, occasional use and cable restoration.

According to transmission plans and traffic information supplied by our customers, this capacity is used by our customers for four main service applications: voice and data services, corporate network services, video services and Internet services.

We sell our services under various customer agreements that specify, among other things, the amount of satellite capacity to be provided, whether service will be preemptible or non-preemptible and the service term. The service term can vary from occasional use service measured in minutes to periods ranging from one day to as long as 15 years.

We believe our geographically diverse revenue base provides some protection from adverse regional economic conditions, although not from a general global economic downturn.

Our revenue growth at any given time is partially dependent on the telecommunications capacity supply available in the market, including capacity from other satellite providers and from competitive technologies such as fiber optic cable networks, and the level of demand for that capacity. Revenue growth is generally more rapid when new satellites are launched and brought into operation. At the same time, however, the increase in supply that comes with the launch of a new satellite can exceed the increase in demand.

There are a number of trends affecting our revenue. For example, revenue from voice and data applications for carriers, which are primarily point-to-point services, has been declining gradually in recent years. This trend is due to the rapid build-out of fiber optic cable capacity, which has a lower price structure for these services in thick route areas. Thick route areas are point-to-point connections between high traffic communications hubs in major cities. We expect revenue from these applications in affected routes to continue to decline in the near term because of the competition from fiber optic cable. Despite the decline in revenue on affected routes, we believe we will continue to earn a significant percentage of our revenue from voice and data applications for the foreseeable future. We believe we will generate this revenue by servicing our backlog, by serving medium and thin routes and developing countries that are underserved by undersea cables or terrestrial infrastructure and by developing relationships with emerging carriers in deregulating markets.

Another factor affecting our revenue is the growth of data traffic and the Internet in recent years. Our revenue has been affected by increased demand for trunking to the Internet backbone resulting from the growth in use of the Internet. While continued growth of the Internet is uncertain and while some Internet services are also susceptible to increased competition from fiber optic cable, we believe that the Internet will continue to grow globally and that this growth will positively impact our revenue.

We expect our revenue to be positively impacted over the long term by the addition of a significant amount of capacity with the planned launch and deployment of five satellites in the Intelsat IX and X series by the end of 2003. Based on our current deployment plans, including plans for the launch and deployment of these satellites, we expect the capacity available for use by us on station-kept satellites to increase by approximately 29% over current capacity.

The new flexibility we have as a private company in pricing our services and in offering new products and services should also positively affect our revenue. As the IGO, our services were priced solely on the basis of the amount of capacity obtained, whether the services were preemptible or non-preemptible, and the duration of the commitment. Although the pricing of our services is fixed for the duration of existing service commitments, we will seek to price new service commitments competitively to reflect regional demand and other differentiating factors. Also, as the IGO, we were restricted solely to providing satellite capacity to our customers to the exclusion of other service offerings. As a private company, we have no such restrictions. We believe that this flexibility in pricing our services and in offering new services will have a positive effect on our revenue over the long term.

Although as a private company we are no longer subject to the restrictions on pricing our services that we were subject to as the IGO, we are subject to contractual restrictions that constrain our ability to price services in some circumstances. These contractual restrictions include the most favored customer (MFC) provisions of our novated customer agreements. MFC protection entitles the customer to the lowest rate that we charge after July 18, 2001 (the privatization date) for satellite capacity having substantially the same technical and commercial terms, subject to limited exceptions. We do not believe our MFC terms significantly restrict our ability to price our services competitively. MFC protection continues until July 18, 2006. Similarly, our lifeline connectivity obligation (LCO) contracts require us to provide customers with the right to renew their service commitments covered by the LCO contract at a price no higher than the price charged for that service on the privatization date. Under some circumstances, we may also be required by an LCO contract to reduce our prices for a service commitment covered by the contract. LCO protection can continue until July 18, 2013.

Our revenue may also be affected by the ORBIT Act, which requires us to make an initial public offering of equity securities by no later than December 31, 2002. If the FCC determines that we have failed to comply with the provisions of the ORBIT Act, the FCC may impose limitations on or deny our applications for satellite licenses and satellite construction permits and for the renewal of these licenses and permits. The FCC could also restrict our ability to provide "non-core services" to customers in the United States. "Non-core services" are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. Our revenue would be significantly affected if we were prevented from providing these services to U.S. customers.

Finally, the regulatory requirements to which we are subject in each of the countries in which we provide services is another factor affecting our revenue. The telecommunications industry is highly regulated, and, in connection with operating our business, we need to obtain various local, national and international regulatory approvals from time to time. If we fail to obtain particular regulatory approvals, this failure may delay or prevent our ability to provide services to our customers, thereby impacting our revenue.

Expenses Our on-going operating expenses include operations and development expenses; selling, general and administrative expenses; and depreciation and amortization. With the exception of depreciation and amortization, these operating expenses have increased substantially in recent years. The increases reflect our change from the IGO, which was restricted solely to providing satellite capacity and which benefited from certain privileges and immunities, to a private company capable of offering expanded services and addressing new customers and market segments. These new activities require a higher level of operating expenses than those required by our historical business. We also have been required to develop new staff capabilities as a private company, particularly in areas such as sales and marketing, legal, tax and administration, to ensure that we are compliant with regulatory and legal requirements to which we are now subject. In addition, certain of our employee-related expenses have increased due to the change in our status to a private company. For example, we have made gross salary adjustments for employee income taxes and we now incur employer payroll taxes for our employees who are non-U.S. citizens and who were previously exempt from these income and payroll taxes.

Upon privatization, we also became subject to corporate income and other taxes in the jurisdictions in which we operate. In addition, some of our customers became subject to withholding taxes in their local jurisdictions on payments made to us. These customers may deduct these withholding taxes from payments made to us in connection with service agreements entered into prior to the privatization date, but not those entered into after the privatization date.

Had we privatized on January 1, 2001 instead of July 18, 2001, on a pro forma basis, our recurring expenses would have been approximately $35.9 million higher and our provision for income taxes would have been approximately $71.0 million higher in 2001. We believe we have substantially completed our transition from the IGO to a private company and expect that future expense increases will result from the need to expand our business and react to market opportunities.

Operations and Development Expenses Operations and development expenses relate to costs associated with the operation and control of our satellites, our communications network operations and engineering support. These expenses also include business development costs, research and development costs and costs related to the expansion of our services, such as our development of new global connectivity solutions services. Our operations and development expenses consist principally of salaries and related employment costs, in-orbit insurance premiums, earth station operating costs and facilities costs.

Our operations and development costs fluctuate based on the number and type of services offered and under development. In connection with our transition to a private company, our operations and development costs have grown recently because of increased spending on the development of new services, such as our Internet Trunking service, and the purchase of in-orbit insurance. We also have incurred other incremental expenses in connection with our operations as a private company, as discussed above.

Selling, General and Administrative Expenses Selling, general and administrative expenses relate to costs associated with our sales and marketing staff and our administrative staff, which includes legal, finance and human resources staff. These expenses consist primarily of salaries and related employment costs, travel costs and office occupancy costs. Other costs include advertising expenses and third-party consultant costs associated with sales and marketing and administrative activities.

Selling, general and administrative expenses fluctuate with the number of customers served and the number and type of services offered. These costs also fluctuate with the number of jurisdictions and markets in which we operate, as well as the number of regional offices we operate. However, fluctuations in these expenses are not always directly proportional to changes in these factors, because our systems have been designed to accommodate some level of growth.

Selling, general and administrative expenses have increased substantially over the last two years. The increases primarily resulted from our efforts to improve our competitive position as a private company. These increases were driven by the objectives of decentralizing our marketing activities by expanding regional support offices, expanding the core skill sets of our marketing team by recruiting new marketing staff and enhancing brand awareness by engaging in new promotional activities. This decentralization included establishing additional offices, which we now have in 12 different countries. We also have added product management capabilities in order to accelerate the introduction of new services and entry into new markets. In addition, we incurred higher levels of spending on marketing, advertising and other promotional activities. As a result of these initiatives, approximately 90 employees were added to our sales and marketing staff between January 1, 2000 and December 31, 2001. We also have incurred other incremental expenses in connection with our operations as a private company, as discussed above.

Depreciation and Amortization Depreciation and amortization includes the costs associated with the depreciation and amortization of capital assets. Our capital assets consist primarily of our satellites and associated ground network infrastructure. Included in capitalized satellite costs are the costs for satellite construction and launch services and the insurance premiums for satellite launch and in-orbit testing. These costs also include the net present value of satellite performance incentives payable to satellite manufacturers, as described under "– Liquidity and Capital Resources." Other expenses directly associated with satellite construction and interest incurred during the period of satellite construction are also included in these costs.

Capital assets are depreciated or amortized on a straight-line basis over their estimated useful lives. These estimates are subject to change. We recently changed our estimate of the useful lives for most of our satellites effective January 1, 2001. Previously, our estimate of a satellite's depreciable life was generally between 10 and 11 years. Based on experience with our fleet, as well as engineering estimates of the remaining useful lives and calculations of fuel requirements, we extended the useful lives of most of our Intelsat VII and VIII series satellites to between 12 and 13 years. The effect of this change in estimate was to decrease depreciation and amortization by approximately $60.5 million for the year ended December 31, 2001. Additionally, we have estimated the depreciable lives of six of our seven Intelsat IX series satellites to be 15 years and the depreciable life of the seventh to be 14 years.

Insurance

As the IGO, we typically obtained insurance for the launch, the in-orbit testing period and a limited period of in-orbit operations for satellites in our fleet. Upon the expiration of this coverage, we generally self-insured our satellite fleet for anomalies that could arise during in-orbit operations by assuming the remaining in-orbit operations risk. This policy was supported in part because of the generally sound health and operating history of our satellite fleet and in part because of the financing mechanism we had in place as the IGO, under which we called capital from the Signatories and Investing Entities to cover capital expenditures.

Upon privatization, we lost our ability to call capital from our owners to cover the costs of any anomalies. Because of this change in our ownership structure and based upon our evaluation of current commercial practices, we elected to obtain in-orbit insurance for all 11 Intelsat VII and VIII series satellites through November 8, 2002. The cost of these premiums is included in operations and development expenses in our financial statements.

Over the past three years, premiums in the satellite insurance market for in-orbit insurance have ranged from 1.5% to 3.5% of the net book value of the satellites covered. However, the September 11, 2001 terrorist attacks in the United States have had a severe impact on the insurance industry as a whole. In addition, recent satellite failures experienced by some of our competitors have had a significant impact on the satellite insurance market.

Backlog

Our backlog represents expected future cash payments to be received from customers under our various customer service agreements. As of December 31, 2000, our backlog was approximately $5.4 billion and as of December 31, 2001 our backlog was approximately $5.0 billion. The decrease in our backlog reflects the continuing trend of customers seeking shorter term contracts due to the rapidly changing telecommunications market. As of December 31, 2001, the weighted average remaining duration of the outstanding customer agreements included in our backlog was approximately five years.

Backlog includes both non-cancelable contracts and contracts that are cancelable upon payment of early termination penalties. Backlog does not include contracts that may be canceled by a customer without penalty. The amount included in backlog represents the full service charge for the duration of the contract and does not include termination fees. As of December 31, 2001, 87% of the customer contracts included in our backlog were non-cancelable and 13% of the customer contracts included in our backlog, representing approximately $642.0 million in future revenue, could be canceled by the customer upon the payment of early termination penalties. With respect to our customer contracts that are cancelable upon payment of penalties or that are non-cancelable, we have not experienced any cancellations that have resulted in material losses of revenue. This is due in part to our termination penalties for cancelable contracts, which generally require customers that cancel within the first two years of their contracts to pay termination fees equal to any remaining charges due during the two-year period plus 25% of any charges due under the balance of the contracts. Customers that cancel after the first two years of a contract must still pay 25% of any remaining charges due under the contract.

The future minimum payments under contract and due from customers as of December 31, 2001 were approximately as follows:

Period	(in millions)
2002	$ 860
2003	818
2004	593
2005	489
2006	401
2007 and thereafter	1,830
Total	$4,991

Most of our backlog as of December 31, 2001 was eligible for either MFC protection or LCO protection. The revenue backlog figures set forth above could potentially be reduced if our MFC or LCO protection obligations are triggered and we are required to lower the prices for certain of our existing customer service commitments.

In connection with our planned acquisition of COMSAT World Systems' customer contracts, we will terminate our contracts with COMSAT World Systems upon the closing of the transaction. As a net result, based upon information provided to us by COMSAT, we believe our backlog will decrease by approximately $235.0 million, or 5%, primarily because COMSAT World Systems' contracts with its customers are generally of a shorter duration than our contracts with COMSAT. While our overall backlog will decline as a result of the acquisition, our backlog of contracts to be performed in the years 2002 to 2004 will increase slightly on a net basis. In addition, approximately $146.5 million of our contracted backlog is with customers located in Argentina. Because of the current uncertainty in the Argentine economy and restrictions imposed from time to time by the Argentine government on the remittance of payments abroad, some of this backlog is potentially at risk.

Results of Operations

The following table sets forth the statements of operations data.

Years Ended December 31, (in thousands)	1999	2000	**2001**
Telecommunications revenue	$979,032	$1,099,751	**$1,084,009**
Operating expenses:			
Operations and development	93,180	93,162	**101,985**
Selling, general and administrative	47,362	61,900	**95,600**
Depreciation and amortization	441,183	414,250	**340,449**
Privatization initiative	11,433	21,575	**33,576**
Restructuring costs	–	–	**7,300**
Total operating expenses	593,158	590,887	**578,910**
Income from operations	385,874	508,864	**505,099**
Interest expense	(59,263)	(24,859)	**(13,050)**
Other income	29,561	20,885	**12,293**
Income before income taxes	356,172	504,890	**504,342**
Provision for income taxes	–	–	**5,359**
Net income	$356,172	$ 504,890	**$ 498,983**

Years Ended December 31, 2001, 2000 and 1999

Telecommunications Revenue Telecommunications revenue decreased $15.7 million, or 1%, to $1,084.0 million for the year ended December 31, 2001 from $1,099.8 million for the year ended December 31, 2000. The decrease was primarily attributable to a decrease in revenue from carrier and channel based services of $48.3 million. This decline was due to a decrease in the volume of capacity sold for channel and carrier services, which reflects the migration of satellite traffic to fiber optic cables across transoceanic point-to-point routes and the reduction in the amount of capacity held in inventory by distributors for future sale. Revenue from occasional use and short-term video and cable restoration services also decreased by $17.2 million during this period. This decline in revenue was due to the higher volume of capacity sold for occasional use and short-term video services in 2000, which was related to the 2000 Olympics and other special events, and a lower volume of capacity sold in 2001 for restoration services due to increased self-restoration of these facilities by our customers.

The decrease in revenue from the services described above was partially offset by an increase in revenue from lease services of $50.6 million in 2001 from 2000. This increase was attributable to an increase in the volume of capacity sold as leases for business and specialized networks for applications such as Internet backbone connectivity, VSAT networks, multimedia services and video services.

From a geographic perspective, revenue recognized from each of the regions we serve was relatively consistent in 2001 compared to revenue recognized in these regions in 2000.

Telecommunications revenue increased $120.7 million, or 12%, to $1,099.8 million for the year ended December 31, 2000 from $979.0 million for the year ended December 31, 1999. This increase was largely attributable to an increase in the volume of capacity sold as leases of $128.7 million, which was principally driven by increases in capacity used for business and specialized networks for applications such as Internet backbone connectivity, VSAT networks and multimedia services. Telecommunications revenue also increased $1.4 million as a result of an increase in revenue from occasional use, short-term video and cable restoration services. This increase in revenue was attributable to services provided for the 2000 Olympics, which accounted for revenue of $6.7 million, and which offset other decreases in these services of $5.3 million. Partially offsetting these increases in revenue was a decline in channel and carrier services revenue, which decreased by $9.8 million in 2000 from 1999. This decrease in channel and carrier services revenue was due to a decrease in the volume of capacity sold as a result of the migration of point-to-point traffic to newly available fiber optic cables across major transoceanic routes.

From a geographic perspective, revenue from North America grew relative to other regions in 2000 as compared to 1999. This increase was primarily due to growth in Internet services, as traffic was carried from large U.S. Internet service providers to non-U.S. Internet service providers.

Operating Expenses Operations and development expenses increased $8.8 million, or 9%, to $102.0 million for the year ended December 31, 2001 from $93.2 million for the year ended December 31, 2000. This increase was due to a number of factors, including higher staff costs of $5.0 million. The increase in staff costs was primarily associated with new service development activities and higher benefits costs. We also incurred a non-recurring charge of $4.8 million for canceling a satellite construction contract. Incremental recurring expenses of $6.7 million associated with our operations as a private company also contributed to this increase. See " – Expenses" for a further discussion of our incremental recurring expenses associated with our operations as a private company. These increases were partially offset by other expense decreases of $7.7 million.

Operations and development expenses totaled $93.2 million for each of the years ended December 31, 2000 and December 31, 1999, although there were some changes in the components of these expenses. In 2000, broadband service offering expenses increased by $2.2 million and earth station operations increased by $2.1 million. Staff salaries and benefits also increased by $2.0 million, incremental spending associated with our planned operations as a private company increased by $1.4 million and other expenses increased by $0.3 million. These increases were offset by an $8.0 million reduction in spending associated with our Year 2000 initiative in 2000.

Selling, general and administrative expenses increased $33.7 million, or 54%, to $95.6 million for the year ended December 31, 2001 from $61.9 million for the year ended December 31, 2000. This increase was attributable to a number of factors, including higher staff costs of $9.8 million. The majority of the staff cost increase was due to an increase in our sales and marketing staff. We also experienced increased spending on marketing and promotional activities of $8.1 million. Incremental recurring expenses of $10.5 million associated with our operations as a private company also contributed to this increase. See " – Expenses" for a further discussion of our incremental recurring expenses associated with our operations as a private company. Finally, we incurred other general cost increases of $5.3 million.

Selling, general and administrative expenses increased $14.5 million, or 31%, to $61.9 million for the year ended December 31, 2000 from $47.4 million for the year ended December 31, 1999. Of this increase, $3.9 million was due principally to additional sales and marketing expenses associated with commercialization initiatives and $4.2 million was due to increased staff and benefit costs. The majority of the staff cost increase was due to an increase in our sales and marketing staff. Incremental spending associated with our planned operations as a private company of $2.8 million and additional office and occupancy expenses of $1.0 million also contributed to this increase. Other general costs also increased by $2.6 million.

Privatization initiative expenses consist of the non-recurring costs associated with our privatization. For the year ended December 31, 2001, those expenses increased $12.0 million, or 56%, to $33.6 million from $21.6 million for the year ended December 31, 2000. The increase was primarily attributable to the settlement of a contractual dispute related to our privatization, professional fees associated with legal due diligence and human resources compliance activities and a one-time payroll tax adjustment payment made to our employees.

Privatization initiative expenses increased by $10.1 million, or 89%, to $21.6 million for the year ended December 31, 2000 from $11.4 million for the year ended December 31, 1999. The increase was primarily attributable to an increase in professional fees, which resulted from the higher level of privatization activities that occurred in 2000 as we moved closer to the privatization date.

We also incurred restructuring expenses of $7.3 million in October 2001 as a result of reducing the size of our workforce by 105 employees, or 11%. The workforce reduction initiative was required to eliminate positions that we no longer needed as a private company and to streamline operations in response to market and industry conditions. We believe these actions have improved our competitive position by reducing our cost base and aligning the capabilities of our staff to our business strategy. No further costs are expected to be incurred in connection with this workforce reduction.

Depreciation and Amortization Depreciation and amortization decreased $73.8 million, or 18%, to $340.4 million for the year ended December 31, 2001 from $414.3 million for the year ended December 31, 2000. This decrease was due both to a change in the estimate of the useful lives for most of the satellites in our fleet and to the completion of depreciation for one of our satellites during 2000. Of this decrease, $60.5 million was attributable to the change in the estimate of the useful lives of our satellites.

Depreciation and amortization decreased $26.9 million, or 6%, to $414.3 million for the year ended December 31, 2000 from $441.2 million for the year ended December 31, 1999, mainly due to two satellites becoming fully depreciated during 2000 and 1999.

Interest Expense and Other Income Interest expense consists of the gross interest costs we incur less the amount of interest we capitalize related to capital assets under construction. Interest expense decreased $11.8 million, or 48%, to $13.1 million for the year ended December 31, 2001 from $24.9 million for the year ended December 31, 2000. This decrease was principally due to higher levels of construction in progress in 2001, which led to an increase in capitalized interest of $19.7 million. The effect of the higher capitalized interest was partially offset by an increase in gross interest costs of $7.9 million over the same period due to higher commercial paper borrowings outstanding.

Interest expense decreased $34.4 million, or 58%, to $24.9 million for the year ended December 31, 2000 from $59.3 million for the year ended December 31, 1999, mainly due to higher levels of construction in progress in 2000, which led to an increase in capitalized interest of $28.9 million. In addition, gross interest costs decreased by $5.5 million over the same period because of lower interest rates on commercial paper borrowings.

Other income decreased $8.6 million, or 41%, to $12.3 million for the year ended December 31, 2001 from $20.9 million for the year ended December 31, 2000. This decrease was principally attributable to a reduction in the level of satellite support services provided to New Skies. Services provided to New Skies will continue to decline in the future, and the related income is expected to become insignificant.

Other income declined $8.7 million, or 29%, to $20.9 million for the year ended December 31, 2000 from $29.6 million for the year ended December 31, 1999. This decrease was principally due to a reduction in the level of satellite support services provided to New Skies.

Income Taxes We became subject to certain income taxes in the various jurisdictions in which we operate when we became a private company. For the year ended December 31, 2001, our provision for income taxes of $5.4 million consisted of income tax expense of $29.9 million for the period in 2001 subsequent to privatization and an offsetting deferred tax benefit of $24.5 million related to the recording of a net deferred tax asset that arose from our change in taxable status on the privatization date.

Because Bermuda does not impose an income tax, our statutory tax rate was zero. The difference between tax expense reported in our statements of operations and tax computed at statutory rates was attributable to the provision for foreign taxes.

Net Income Net income decreased $5.9 million, or 1%, to $499.0 million for the year ended December 31, 2001 from $504.9 million for the year ended December 31, 2000. This decrease was due principally to lower revenue and higher operating expenses, excluding depreciation and amortization, during 2001 as compared to 2000, which were offset somewhat by lower depreciation and amortization over the same period.

Net income increased $148.7 million, or 42%, to $504.9 million for the year ended December 31, 2000 from $356.2 million for the year ended December 31, 1999. The principal causes of the increase were higher revenue and lower interest expense in 2000.

EBITDA EBITDA, which is defined as earnings before interest, other income, taxes and depreciation and amortization, decreased $77.6 million, or 8%, to $845.5 million for the year ended December 31, 2001 from $923.1 million for the year ended December 31, 2000. The principal causes of the decrease were the higher operations and development expenses; selling, general and administrative expenses; and privatization initiative expenses in 2001, as well as lower revenue in 2001, as discussed above. See "– Expenses" for a further explanation of our increased expenses in recent years. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as an indicator of cash flows (or any other measure of performance determined in accordance with generally accepted accounting principles), or as a measure of liquidity.

EBITDA increased by $96.0 million, or 12%, to $923.1 million for the year ended December 31, 2000 from $827.1 million for the year ended December 31, 1999. The increase was primarily due to higher revenue, which was offset somewhat by higher operations and development expenses; selling, general and administrative expenses; and privatization initiative expenses in 2000. See "– Expenses" for a further explanation of our increased expenses in recent years.

Liquidity and Capital Resources

Our most significant liquidity requirements arise from the funding of capital expenditures related to our satellite fleet and related ground infrastructure and the payment of operating expenses. Other liquidity requirements arise in connection with expanding our business, meeting our working capital requirements and servicing our debt obligations. In addition, we may have liquidity requirements in connection with financing any potential strategic transactions.

Cash Flow Items Our net cash provided by operating activities has exceeded our payments for satellites and other property and equipment in each year since 1995. For the year ended December 31, 2001, net cash provided by operating activities was $856.4 million and payments for satellites and other property were $663.7 million. Net cash provided by operating activities was $933.0 million for the year ended December 31, 2000 and $820.9 million for the year ended December 31, 1999, while payments for satellites and other property and equipment were $546.0 million for the year ended December 31, 2000 and $330.3 million for the year ended December 31, 1999.

Net cash used in investing activities increased $117.7 million, or 22%, to $663.7 million for the year ended December 31, 2001 from $546.0 million for the year ended December 31, 2000. Our investing activity in 2001 consisted of $521.2 million of capital expenditures for satellites and associated launch services, $66.3 million of capital expenditures for infrastructure projects and other ground network costs and $76.2 million of capitalized interest.

Net cash used in investing activities increased $215.7 million, or 65%, to $546.0 million for the year ended December 31, 2000 from $330.3 million for the year ended December 31, 1999. Our investing activity in 2000 consisted of $425.4 million of capital expenditures for satellites and associated launch services, $64.1 million of capital expenditures for infrastructure projects and other ground network costs and $56.5 million of capitalized interest. Our investing activity in 1999 consisted of $245.2 million of capital expenditures for satellites and associated launch services, $57.5 million for infrastructure projects and $27.6 million of capitalized interest.

In March 2001, we made a final pre-privatization cash distribution to the IGO's Signatories and Investing Entities in the amount of $425.0 million. The distribution was funded primarily by commercial paper borrowings, of which $310.1 million was outstanding at December 31, 2001.

Long-Term Debt and Other Liabilities At December 31, 2001, we had long-term debt, including the current portion of such debt, of $1,163.7 million. This debt consisted of $800.0 million of bonds issued in the European and Asian capital markets, $310.1 million in commercial paper borrowings and a $53.6 million capitalized lease obligation. Of our bonds outstanding, $200.0 million matures in 2002, $400.0 million matures in 2004 and the remaining $200.0 million matures in 2005. We incurred gross interest costs of $89.3 million for the year ended December 31, 2001. On April 15, 2002, we issued $600.0 million in aggregate principal amount of our 7⅝% Senior Notes, which mature in 2012, the proceeds of which were used, in part, to repay commercial paper borrowings outstanding.

Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. These satellite performance incentive payments typically represent between 2% and 6% of the overall satellite construction contract price. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is reduced as the payments are made. Our total satellite performance incentive payment liability was $100.1 million as of December 31, 2001.

Receivables At December 31, 2001, our trade receivables totaled $262.0 million. This amount represents approximately three months of operations, principally because our pre-privatization billing policy required payments from customers to be made quarterly in arrears. Our new billing policy, applicable to service agreements entered into after privatization, generally requires payments to be made monthly in arrears.

In addition to our billing policy, our collateral profile has also changed as a result of the privatization. Previously, the investment share of the Signatories and Investing Entities, who were also our principal customers, was considered to be collateral for services provided. As a result of the privatization, we no longer hold this investment share as collateral. We do not expect this change in collateral profile to have a significant impact on either our results of operations or our financial position.

Capital Expenditures Levels of capital spending from one year to the next are influenced both by the nature of the satellite life cycle and by the capital-intensive nature of the FSS Industry. As a result we frequently experience significant variances in our capital expenditure outlays from year to year.

We expect our capital expenditures to total approximately $899.2 million in 2002. This consists of $787.4 million of asset costs, $44.9 million of capitalized performance incentives and $66.9 million of capitalized interest. Our largest capital expenditures are expected to be associated with the construction and launch of our Intelsat IX and X series satellites.

With respect to the Intelsat IX series satellites, we estimate the total costs for the five satellites to be launched in 2002 and the first quarter of 2003, including the costs of the satellites we successfully launched in February and March 2002, to be approximately $1,263.4 million, which includes the costs of satellite construction, launch services and insurance, and capitalized performance incentives. Of this amount, $383.0 million is expected to be spent in 2002, excluding capitalized interest. As of December 31, 2001, $519.0 million of expected costs for the Intelsat IX series satellites were covered by contractual commitments.

We estimate the total costs for the two Intelsat X series satellites to be approximately $530.0 million, which includes the costs of satellite construction, launch services and insurance, and capitalized performance incentives. Of this amount, we expect to spend $137.3 million in 2002, excluding capitalized interest. As of December 31, 2001, $314.3 million of expected costs for the Intelsat X series satellites were covered by contractual commitments.

During 2002, we also expect to spend $159.2 million on additional planned satellites, excluding capitalized interest. As of December 31, 2001, we had no contractual commitments with respect to these satellites.

Infrastructure and other projects during 2002 consist primarily of projects designed to expand our ground communications network facilities and develop new bundled services. We intend to invest $152.8 million in 2002 for ground facilities and other infrastructure to support our satellite network and for our global connectivity solutions and broadband services initiatives, excluding capitalized interest. As of December 31, 2001, we had $46.5 million in contractual commitments with respect to these infrastructure and other project initiatives.

As of December 31, 2001, we had other contractual commitments of $156.7 million, including satellite performance incentive obligations related to satellites in orbit and lease payment obligations for one of the two satellites on which we lease capacity.

Capital Resources We expect that our future working capital, capital expenditures and debt service will be satisfied by cash generated from our operations and obtained from the capital markets. In April 2002, we used the net proceeds of approximately $590.5 million from the issuance and sale of our 7⅝% Senior Notes to repay commercial paper borrowings outstanding and for general corporate purposes. We will continue to fund working capital needs with cash on hand or by issuing commercial paper. During 2002, in compliance with the requirements of the ORBIT Act, we plan to conduct an initial public offering of our ordinary shares. Currently, we do not know the precise timing of the offering or the amount of proceeds that it will generate. However, we expect to repay the $200.0 million in bonds maturing in 2002 and fund our capital expenditures during the year with cash available, proceeds from our contemplated initial public offering and cash flows from operations. If the initial public offering occurs after the bonds' maturity, we expect to repay the bonds maturing in 2002 with available cash or the proceeds of commercial paper or other borrowings to be issued at such time. In this event, these commercial paper borrowings or other borrowings will be repaid later with proceeds from our initial public offering.

To support our commercial paper program and to provide funding for general corporate purposes, we entered into two agreements on March 21, 2002 with a group of financial institutions for a $500.0 million unsecured 364-day revolving credit facility, which expires in March 2003, and a $500.0 million 3-year unsecured revolving credit facility, which expires in March 2005. The 364-day revolving credit facility allows us to convert any amounts outstanding as of the expiration date to a one-year term loan. At our option, borrowings under the facilities, including any term loans, will bear interest either at the banks' base rate or at LIBOR plus an applicable margin. Under the terms of both agreements, we are required to satisfy certain financial and operating covenants, including a covenant requiring us to maintain a ratio of EBITDA to gross interest expense of at least 4 to 1 as of the last day of any fiscal quarter for the four fiscal quarters ending on that day. The 3-year revolving credit facility contains an additional covenant requiring that the ratio of our debt to EBITDA not exceed 2.5 to 1 at any time. Under each of the credit facilities, both the facility fee and the margin over LIBOR at which we can borrow increase incrementally if there is a downgrade in our credit rating by Standard & Poor's or Moody's Investors Service. As of March 31, 2002, there were no borrowings outstanding under either revolving credit facility. Our policy is to classify commercial paper borrowings supported by our revolving credit facilities as long-term debt because we have both the ability and the intent to maintain these obligations for longer than one year.

These two credit facilities replaced a 364-day credit facility that was in place at December 31, 2001. The agreement for the replaced facility contained terms and conditions similar to those of our current credit agreements. Under the terms of this credit facility, we were required to satisfy certain financial and operating covenants, including an interest coverage ratio. As of December 31, 2001, we were in compliance with these covenants and there were no borrowings outstanding under the credit facility.

We anticipate that even if we were not able to complete our contemplated initial public offering in 2002, available cash, borrowings from our commercial paper program and cash from operations would be adequate to allow us to fund our capital expenditures and service our debt. However, even though we expect that a majority of our revenue in 2002 will be generated from existing customer service contracts, we cannot be assured of generating our expected revenue in the event of an unforeseen decrease in the demand for our services.

If we were to consummate any strategic transactions or undertake other projects requiring significant capital expenditures, we may be required to seek additional financing. A number of factors would influence our ability to obtain such financing, including general market conditions over which we have no control. Both our credit rating and our ability to obtain financing may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the FSS sector in particular. Our customer relations as well as our backlog are considered when evaluating our credit. Other factors that could impact our credit rating include the amount of debt in our capital structure, our expected future cash flows and the capital expenditures required to execute our business strategy.

We cannot be certain that our assumptions with respect to costs for future construction and launch of our satellites will be correct, or that funds available to us from the sources discussed above will be sufficient to cover any shortfall in funding for additional launches caused by launch failures, cost overruns, delays, capacity shortages or other unanticipated expenses.

Finally, our ability to access the capital markets may be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen, our independent public accountant, or if for any reason Arthur Andersen is unable to perform auditing services for us.

Currency and Exchange Rates

Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material currency exchange risk. However, our service contracts with our Brazilian customers provide for payment in Brazilian reals. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating our risk. Brazil has, on average, represented approximately 4% of our revenue for the last three years. Transactions in other currencies are converted into U.S. dollars using rates in effect on the dates of the transactions.

Disclosures about Market Risk

We have existing obligations related to our long-term debt agreements. The significant terms of those financial instruments are fully disclosed in Note 6 to our consolidated financial statements appearing elsewhere in this annual report. We do not have significant cash flow exposure to changing interest rates on the majority of our long-term debt because the interest rates of those securities are fixed. However, the estimated fair value of the fixed-rate debt is subject to market risk. As disclosed in Note 6 to our consolidated financial statements, we had $853.6 million in fixed rate debt as of December 31, 2001. As of December 31, 2001, we also had $310.1 million of commercial paper borrowings outstanding, which matured at various dates through January 2002. To the extent that we refinance this commercial paper upon maturity at market rates, we will be subject to interest rate and related cash flow risk. We are not currently engaged in the use of off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure arising from changes in interest rates. To the extent that we make significant borrowings under our existing credit facilities, we will evaluate the appropriateness of using various hedging instruments.

Presented below is an analysis of our financial instruments as of December 31, 2001 that are sensitive to changes in interest rates. The table demonstrates the change in market value of the instruments calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points, or BPS, 100 BPS and 150 BPS. With respect to our fixed rate debt, the sensitivity table below illustrates "market values," or the price at which the debt would trade should interest rates fall or rise in the range indicated, assuming similar terms and similar assessment of risk by our lenders. Market values are determined using market rates on comparable instruments as of December 31, 2001.

Interest Rate Risk (in millions)	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			No Change in Interest Rates	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	(50 BPS)	(100 BPS)	(150 BPS)
$200 million principal Eurobond 8.125% notes due 02/28/05	$218.5	$215.5	$212.5	$209.6	$206.7	$203.9	$201.2
$200 million principal Eurobond 8.375% notes due 10/14/04	$219.0	$216.3	$213.7	$211.1	$208.5	$206.0	$203.5
$200 million principal Dragon bond 6.65% notes due 03/22/04	$209.8	$207.6	$205.5	$203.4	$201.4	$199.3	$197.4
$200 million principal Eurobond 7.375% notes due 08/06/02	$204.4	$203.8	$203.2	$202.6	$202.0	$201.4	$200.8

Cash Flow Risk (in millions)	Annual Interest Expense Given an Interest Rate Decrease of X Basis Points			No Change in Interest Rates	Annual Interest Expense Given an Interest Rate Increase of X Basis Points		
	(150 BPS)	(100 BPS)	(50 BPS)	Interest Expense	(50 BPS)	(100 BPS)	(150 BPS)
Commercial Paper	$ 3.5	$ 5.0	$ 6.6	$ 8.1	$ 9.7	$ 11.3	$ 12.8

The sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market interest rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Critical Accounting Policies

Our significant accounting policies are described fully in Note 2 to our consolidated financial statements. We consider the accounting policies related to revenue recognition and our satellites and other property and equipment to be critical to the understanding of our results of operations. The impact of any associated risks related to these policies on our business operations is discussed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section where such policies affect our reported and expected financial results. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

We recognize telecommunications revenue primarily from satellite utilization charges, which are recognized as revenue over the period during which the satellite services are provided. Such revenue is recognized provided that collectability of the related receivable is probable. We make estimates regarding the probability of collection based upon an evaluation of the customer's creditworthiness, the customer's payment history and other conditions or circumstances that may affect the likelihood of payment. When we have determined that the collectability of payments for satellite utilization is not probable at the time the service is provided, we defer recognition of the revenue until such time that collectability is believed to be probable or the payment is received.

We receive payments for satellite utilization charges from some customers in advance of our providing services. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the respective agreement terms.

Satellites and other property and equipment are stated at cost. These costs consist primarily of the cost of satellite construction and launch, including insurance premiums, the net present value of performance incentives payable to the satellite manufacturers, costs directly associated with satellite construction and interest costs incurred during the period of satellite construction. Satellite construction and launch services are generally procured under long-term, multi-satellite contracts that provide for payments over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. Insurance premiums associated with in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

Satellites and other property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. The depreciable lives of our satellites range from 7 years to 15 years. We make estimates of the useful lives of our satellites for depreciation and amortization purposes based upon an analysis of each satellite's performance, including its orbital design life and its estimated orbital maneuver life. The orbital design life of a satellite is the length of time that the satellite's hardware is guaranteed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite's orbital maneuver life is the length of time the satellite is expected to remain operational as determined by remaining fuel levels and consumption rates. Our in-orbit satellites generally have orbital design lives ranging from 10 years to 13 years and orbital maneuver lives as high as 17 years. Although the orbital maneuver lives of our satellites have historically extended beyond their contractual design lives, this trend may not continue. We periodically review the remaining estimated useful lives of our satellites to determine if any revisions to our estimates are necessary based on the health of the individual satellites.

As of January 1, 2001, we revised the estimated useful lives for substantially all of our Intelsat VII and VIII series satellites based on our review of the performance of our satellite fleet. The effect of this change in estimate was to increase the useful lives of these satellites by approximately two years and thereby decrease depreciation and amortization expense by approximately $60.5 million for the year ended December 31, 2001. As a result of this change, the useful lives of our satellites generally exceed the orbital design lives and are less than the orbital maneuver lives. Additional changes in our estimate of the useful lives of our satellites could have a material effect on our financial position or results of operations.

We have not experienced a catastrophic in-orbit loss throughout our history, and our current satellite fleet is generally healthy. We have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business. Most of these problems have been component failures and anomalies that have had little or no long-term impact on transponder availability to date. All of our satellites have been designed to accommodate an anticipated rate of equipment failure with adequate redundancy to meet or exceed their orbital design lives. To date, this redundancy design scheme has proven effective, but this trend may not continue.

Related Party Transactions

Because of our history as a recently privatized intergovernmental organization, approximately half of our customers are also shareholders in our company. Our shareholders, formerly the IGO's Signatories and Investing Entities, accounted for approximately 89% of revenue in 2001, 88% of revenue in 2000 and 90% of revenue in 1999. These Signatories and Investing Entities received investment share in the IGO based on their percentage use of the IGO's satellite system. Additionally, they made capital contributions to the IGO and received capital repayments from the IGO in proportion to their investment share in the IGO. Prior to privatization, prices for our services were set by a tariff schedule and determined on a non-discriminatory basis. As a private company, we are now able to set new, market-based prices for new services ordered by our customers.

At privatization, the IGO's Signatories and Investing Entities received shares in our company in proportion to their ownership in the IGO on the privatization date and became shareholders of 100% of the outstanding ordinary shares. Because our customers' ownership of our ordinary shares is no longer connected to their use of our system, our customers may increase their use of the systems of other telecommunications services providers. However, we believe that some of our customers could not move all of their business with us to another satellite services provider without incurring high costs, due in part to technical differences between our network and the networks of most of our competitors.

Some of our customers also provide TTC&M services for our ground network, support services for our back-up operations facility, or host station facilities and services. However, these transactions are on arm's-length terms and are not significant to our results of operations.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141, "Business Combinations," or SFAS No. 141, which is effective for all business combinations completed after June 30, 2001 and supersedes Accounting Principles Board, or APB, Opinion No. 16, "Business Combinations." Under SFAS No. 141, companies will be required to account for all business combinations using the purchase method of accounting, recognize intangible assets if certain criteria are met and provide additional disclosures regarding business combinations and the allocation of purchase price. We do not believe SFAS No. 141 will have an immediate impact on our results of operations or financial position.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which revises the accounting for purchased goodwill and intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and must be applied to all goodwill and other intangible assets recorded at that date. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized but will be tested for impairment annually or more frequently if an event indicates that the asset might be impaired. The statement provides guidance on measuring goodwill and intangible asset impairments that includes a discounted cash flow methodology. We do not believe SFAS No. 142 will have a significant impact on our results of operations or financial position.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard is effective in the first quarter of 2003. We do not believe that SFAS No. 143 will have a significant impact on our results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Though it retains the basic requirements of SFAS No. 121 regarding when and how to measure an impairment loss, SFAS No. 144 provides additional implementation guidance. SFAS No. 144 is effective in the first quarter of 2002. We do not believe that SFAS No. 144 will have a significant impact on our results of operations or financial position.

Subsequent Events

COMSAT Asset Purchase Agreement On March 15, 2002, we entered into an asset purchase agreement with COMSAT Corporation and COMSAT Digital Teleport, Inc. Pursuant to this agreement, we will purchase most of the assets of COMSAT World Systems, a business unit of COMSAT, and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. The assets that we will be acquiring through this transaction include the following:

- substantially all of COMSAT World Systems' customer contracts for Intelsat capacity;
- a digital teleport facility in Clarksburg, Maryland;
- two TTC&M stations located in Clarksburg, Maryland and Paumalu, Hawaii; and
- a back-up operations facility located in the Washington, D.C. region.

We will also be acquiring contracts that COMSAT and COMSAT Digital Teleport, Inc. have with other Lockheed Martin entities relating to the provision to these other entities of TTC&M and other services, or we will enter into new contracts to provide these services. COMSAT is not transferring its ownership interest in Intelsat, Ltd. as part of this transaction.

We have agreed to pay a total purchase price of approximately $120.0 million for these assets. This purchase price is comprised of $65.0 million in cash, the assumption of $35.0 million in net liabilities and a contingent payment of $20.0 million, payable in four installments of $5.0 million per year in 2007, 2008, 2009 and 2010. The purchase price is subject to adjustment to reflect the change in net assets of the acquired business between September 30, 2001 and the closing of the transaction. In addition, we will not be required to pay installments of the $20.0 million contingent payment if we are not operating TTC&M facilities at the Clarksburg location and potential local development initiatives have occurred that have had or are reasonably expected to have a material adverse effect on our use of the Clarksburg facilities. We will be assuming most of the liabilities, including contingent liabilities, relating to the assets we are acquiring. These contingent liabilities include potential regulatory fee payment obligations imposed by the FCC and potential liabilities arising out of claims initiated by several of COMSAT's customers in an FCC administrative proceeding in which the FCC found that these customers had insufficient opportunity to obtain direct access to Intelsat capacity. Lockheed Martin Corporation has provided a guarantee of COMSAT's and COMSAT Digital Teleport, Inc.'s obligations under the asset purchase agreement.

The two TTC&M stations that we will be acquiring are two of the six primary TTC&M stations currently used in our ground network. These TTC&M stations are currently operated by COMSAT World Systems pursuant to two separate contracts with us. These contracts will be terminated once our acquisition is completed, and we will assume operation of these two TTC&M stations. The building housing the Clarksburg TTC&M station is leased by COMSAT under an agreement that expires in 2012. COMSAT will assign this lease to us in connection with the transaction. Pursuant to the asset purchase agreement, we will also be acquiring the lease for our back-up operations facility in the Washington, D.C. region, which we currently sublease from COMSAT. COMSAT also provides us with support services for the facility. In connection with our acquisition of the back-up facility, the sublease and the contract for support services will be terminated.

The closing of this transaction is conditioned on the receipt of regulatory approvals, consents to the assignment of various service and other contracts to us and other customary closing conditions, including the approval of the U.S. Department of Justice. The acquisition is also conditioned on the FCC's approval for the transfer of FCC licenses held by COMSAT relating to the transferred assets.

In the event that the transaction is not completed before March 17, 2003 due to the failure to satisfy specified closing conditions, we are entitled to terminate the asset purchase agreement. We have agreed to complete the acquisition based on receiving an initial order of the FCC approving the transfer of the required FCC licenses, provided all other conditions to the closing of the transaction have been satisfied. In the event that the FCC's final order withdraws this approval, the asset purchase agreement provides that COMSAT and COMSAT Digital Teleport, Inc. are required to repurchase the assets that we acquired from them at the same purchase price paid by us.

Deutsche Telekom Sale and Purchase Agreement On January 15, 2002, we entered into a sale and purchase agreement with Deutsche Telekom AG. Pursuant to this agreement, we are acquiring a teleport located in Fuchsstadt, Germany. We intend to operate the Fuchsstadt facility with employees to be hired locally.

To Intelsat, Ltd.

We have audited the accompanying consolidated balance sheets of Intelsat (as defined in Note 1) as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Intelsat's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelsat (as defined in Note 1) as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, Virginia
January 31, 2002 (except with respect to
the matter discussed in paragraph 4 in
Note 6, as to which the date is March 21, 2002)

consolidated balance sheets

(US $ in thousands, except share and per share amounts)

As of December 31,	2000	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,143	$ 2,699
Receivables	299,348	261,998
Total current assets	300,491	264,697
Satellites and other property and equipment, net	2,888,654	3,237,660
Other assets	10,018	73,778
Total assets	$3,199,163	$3,576,135
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 156,481	$ 201,745
Due to shareholders	276,440	21,728
Capital lease obligation	3,911	5,798
Deferred satellite performance incentives	17,900	15,962
Deferred revenue	17,066	15,374
Total current liabilities	471,798	260,607
Long-term debt, net of current portion	870,161	1,157,897
Deferred satellite performance incentives	77,682	84,129
Deferred revenue	12,389	9,301
Accrued retirement benefits	65,493	68,375
Total liabilities	1,497,523	1,580,309
Commitments and contingencies		
Shareholders' equity:		
Preference shares, $1.00 par value, 7,500,000 shares authorized, no shares issued or outstanding	–	–
Ordinary shares, $1.00 par value, 650,000,000 shares authorized, 500,000,000 shares issued and outstanding	–	500,000
Paid-in capital	–	1,301,886
Retained earnings	–	193,940
IGO shareholders' equity	1,701,640	–
Total shareholders' equity	1,701,640	1,995,826
Total liabilities and shareholders' equity	$3,199,163	$3,576,135

See accompanying notes to financial statements.

consolidated statements of operations

(US $ in thousands)

For the years ended December 31,	1999	2000	**2001**
Telecommunications revenue	$979,032	$1,099,751	**$1,084,009**
Operating expenses:			
Operations and development	93,180	93,162	**101,985**
Selling, general and administrative	47,362	61,900	**95,600**
Depreciation and amortization	441,183	414,250	**340,449**
Privatization initiative	11,433	21,575	**33,576**
Restructuring costs	–	–	**7,300**
Total operating expenses	593,158	590,887	**578,910**
Income from operations	385,874	508,864	**505,099**
Interest expense	(59,263)	(24,859)	**(13,050)**
Other income	29,561	20,885	**12,293**
Income before income taxes	356,172	504,890	**504,342**
Provision for income taxes	–	–	**5,359**
Net income	$356,172	$ 504,890	**$ 498,983**

See accompanying notes to financial statements.

consolidated statements of changes in shareholders' equity

(US $ in thousands, except share amounts)

	Ordinary shares Shares	Ordinary shares Amount	Paid-in capital	Retained earnings	IGO shareholders' equity	Total
Balance, December 31, 1998	–	$ –	$ –	$ –	$ 1,592,668	$1,592,668
Net income	–	–	–	–	356,172	356,172
Capital contributions	–	–	–	–	372,000	372,000
Distributions	–	–	–	–	(769,433)	(769,433)
Balance, December 31, 1999	–	–	–	–	1,551,407	1,551,407
Net income	–	–	–	–	504,890	504,890
Capital contributions	–	–	–	–	580,000	580,000
Distributions	–	–	–	–	(863,389)	(863,389)
Distribution of shares in New Skies	–	–	–	–	(71,268)	(71,268)
Balance, December 31, 2000	–	–	–	–	1,701,640	1,701,640
Net income through July 18, 2001 (privatization)	–	–	–	–	305,043	305,043
Distributions	–	–	–	–	(204,797)	(204,797)
Privatization	500,000,000	500,000	1,301,886	–	(1,801,886)	–
Net income from July 19 to December 31, 2001	–	–	–	193,940	–	193,940
Balance, December 31, 2001	500,000,000	$500,000	$1,301,886	$193,940	$ –	$1,995,826

See accompanying notes to financial statements.

consolidated statements of cash flows

(US $ in thousands)

For the years ended December 31,	1999	2000	**2001**
Cash flows from operating activities:			
Net income	$ 356,172	$ 504,890	**$ 498,983**
Adjustments for non-cash items:			
Depreciation and amortization	441,183	414,250	**340,449**
Deferred income taxes	–	–	**(30,587)**
Changes in operating assets and liabilities:			
Receivables	(8,520)	(1,103)	**37,350**
Other assets	3,097	5,539	**(33,173)**
Accounts payable and accrued liabilities	34,089	14,608	**45,264**
Deferred revenue	(5,662)	(4,836)	**(4,780)**
Accrued retirement benefits	527	(300)	**2,882**
Net cash provided by operating activities	820,886	933,048	**856,388**
Cash flows from investing activities:			
Payments for satellites and other property and equipment	(330,327)	(546,020)	**(663,671)**
Net cash used in investing activities	(330,327)	(546,020)	**(663,671)**
Cash flows from financing activities:			
Capital contributions from shareholders	372,000	580,000	**–**
Distributions to shareholders	(751,616)	(855,114)	**(425,000)**
Repayment of notes payable	–	(150,000)	**–**
Proceeds from commercial paper borrowings, net	–	16,588	**293,534**
Due to shareholders – other	(60,940)	20,183	**(34,509)**
Principal payments on deferred satellite performance incentives	(21,024)	(18,487)	**(21,275)**
Principal payments on capital lease obligation	(3,275)	(4,998)	**(3,911)**
Net cash used in financing activities	(464,855)	(411,828)	**(191,161)**
Net increase (decrease) in cash and cash equivalents	25,704	(24,800)	**1,556**
Cash and cash equivalents, beginning of year	239	25,943	**1,143**
Cash and cash equivalents, end of year	$ 25,943	$ 1,143	**$ 2,699**
Supplemental cash flow information:			
Interest paid, net of amount capitalized	$ 58,381	$ 33,189	**$ 9,569**
Income taxes paid	$ –	$ –	**$ 15,125**
Supplemental disclosure of non-cash investing and financing activities:			
Capitalization of deferred satellite performance incentives	$ –	$ 3,808	**$ 25,784**
Distribution of New Skies shares	$ –	$ 71,268	**$ –**
Assets acquired under capital lease obligation	$ 65,757	$ –	**$ –**

See accompanying notes to financial statements.

(US $ in thousands, except share and per share amounts) December 31, 1999, 2000 and 2001

Note 1 General

The International Telecommunications Satellite Organization "INTELSAT," referred to as the IGO, was established on an interim basis in 1964. The IGO was formally established on February 12, 1973 in accordance with the provisions of an intergovernmental agreement, referred to as the INTELSAT Agreement, and an Operating Agreement. The parties to the INTELSAT Agreement were the IGO's 148 member countries and the parties to the Operating Agreement, referred to as the Signatories, were either the member countries or their designated telecommunications entities. Certain Signatories authorized other entities within their countries, referred to as Investing Entities, to access the IGO's space segment and to invest in the IGO. Signatories and Investing Entities, referred to collectively as the IGO's shareholders, were also the IGO's principal customers.

In April 1998, the IGO established a wholly owned subsidiary called New Skies Satellites, N.V., referred to as New Skies. On November 30, 1998, the IGO contributed working capital, five in-orbit satellites with their associated orbital locations and the construction-in-progress for a sixth satellite to New Skies. The assets and associated liabilities were transferred at their net book values in exchange for all of the New Skies outstanding common stock. Subsequent to the transfer, the New Skies shares were distributed to the IGO's shareholders in proportion to their investments in the IGO in two separate transactions.

Substantially all of the IGO's assets, liabilities, rights, obligations and operations were transferred to Intelsat, Ltd. and its wholly owned subsidiaries on July 18, 2001, in a transaction referred to as the privatization. The IGO's shareholders received shares in Intelsat, Ltd., a company organized under the laws of Bermuda, in proportion to their ownership in the IGO on the privatization date and became shareholders of 100 percent of the outstanding ordinary shares of Intelsat, Ltd. Because of the continuity of ownership, Intelsat, Ltd. has accounted for the privatization at historical cost. The accompanying financial statements include the accounts of the IGO prior to the privatization and the accounts of Intelsat, Ltd. and its wholly owned subsidiaries subsequent to the privatization. The IGO and Intelsat, Ltd. and its subsidiaries are collectively referred to as Intelsat.

Through its global system of 19 owned and two leased geostationary satellites and related ground segment facilities, Intelsat provides capacity for public telecommunications services to various customers in approximately 200 countries throughout the world. These services include public switched telecommunications services, business and private network services, Internet services, and video services.

Note 2 Summary of significant accounting policies

(a) Basis of presentation The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Principles of consolidation The consolidated financial statements include the accounts of Intelsat, Ltd. and its wholly owned subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

(c) Telecommunications revenue recognition Telecommunications revenue results primarily from utilization charges, which are recognized as revenue over the period during which the satellite services are provided. Such revenue is recognized provided that collectability of the related receivable is probable. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the respective agreement terms.

(d) Cash and cash equivalents Cash and cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less. Carrying amounts approximate market value.

(e) Satellites and other property and equipment Satellites and other property and equipment are stated at cost and consist primarily of the costs of spacecraft construction and launch, including insurance premiums, the net present value of performance incentives payable to the spacecraft manufacturers, expenses directly associated with the monitoring and support of spacecraft construction, and interest costs incurred during the period of spacecraft construction.

Spacecraft and launch services are generally procured under long-term, multi-satellite contracts that provide for payments by Intelsat over the contract periods. Spacecraft and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. Insurance premiums associated with in-orbit operations are expensed as incurred.

(US $ in thousands, except share and per share amounts) December 31, 1999, 2000 and 2001

Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

Satellites and other property and equipment are depreciated and amortized on a straight-line basis over the following estimated useful lives:

	Years
Satellites and related costs	7–15
Ground segment equipment and software	10
Furniture, equipment, computer hardware and software	2–12
Headquarters building	40

As of January 1, 2001, Intelsat revised the estimated useful lives for substantially all Intelsat VII and VIII series satellites based on management's review of the performance of the satellite fleet. The effect of these changes in estimates was to increase the useful lives of these satellites by approximately two years, and thereby decrease depreciation and amortization expense by approximately $60,507 for the year ended December 31, 2001.

The cost of retired satellites and related assets and the related accumulated depreciation and amortization are removed from the accounts as the satellites are decommissioned.

(f) Shareholders' equity Until the date of privatization, the IGO operated on a commercial basis as a cost-sharing cooperative. Each shareholder contributed capital to the IGO and received distributions in proportion to its investment share. However, shareholders could elect to change their investment share, subject to certain limitations and the availability of other shareholders willing to increase or decrease their shares. Adjustments to investment shares were also made at the time of a Signatory's entry into or withdrawal from the IGO.

Prior to privatization, the excess of the IGO's assets over its liabilities was reflected in the accompanying financial statements as the IGO shareholders' equity. In connection with the privatization, Intelsat, Ltd. issued 500,000,000 ordinary shares to the shareholders of the IGO in proportion to their investment shares in that entity. The ordinary shares carry a par value of $1.00 per share. The IGO shareholders' equity that existed at the date of privatization was apportioned to ordinary shares outstanding at par value and to paid-in capital of Intelsat, Ltd. Retained earnings as of December 31, 2001 consist of accumulated earnings from July 19, 2001 through December 31, 2001.

(g) Income taxes The IGO was exempt from United States and District of Columbia taxes under the terms of the Headquarters Agreement, dated November 24, 1976, between the government of the United States and the IGO. Upon privatization, Intelsat became subject to certain taxes in various jurisdictions in which it operates.

Intelsat accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

(h) Concentration of credit risk Intelsat provides satellite services and extends credit to numerous customers in the telecommunications industry. Management monitors its exposure to credit losses and maintains allowances for anticipated losses.

(i) Currency and exchange rates Substantially all customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, Intelsat is not exposed to material currency exchange risk. Transactions in other currencies are generally converted into U.S. dollars using rates in effect on the dates of the transactions.

(j) New accounting pronouncements In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, "Business Combinations," which is effective for all business combinations completed after June 30, 2001 and supercedes Accounting Principles Board, or APB, Opinion No. 16, "Business Combinations." Under SFAS No. 141, companies will be required to account for all business combinations using the purchase method of accounting, recognize intangible assets if certain criteria are met, as well as provide additional disclosures regarding business combinations and the allocation of purchase price. Management does not believe SFAS No. 141 will have an immediate impact on Intelsat's results of operations or financial position.

(US $ in thousands, except share and per share amounts) December 31, 1999, 2000 and 2001

Note 2 Summary of significant accounting policies (continued)

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which revises the accounting for purchased goodwill and intangible assets and supercedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and must be applied to all goodwill and other intangible assets recorded at that date. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized but will be tested for impairment, annually or more frequently if an event indicates that the asset might be impaired. The statement provides guidance on measuring goodwill and intangible asset impairments that includes a discounted cash flow methodology. Management does not believe SFAS No. 142 will have a significant impact on Intelsat's results of operations or financial position.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires an entity to recognize the fair value of an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard is effective in the first quarter of 2003. Management does not believe that SFAS No. 143 will have a significant impact on Intelsat's results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Though it retains the basic requirements of SFAS No. 121 regarding when and how to measure an impairment loss, SFAS No. 144 provides additional implementation guidance. SFAS No. 144 is effective in the first quarter of 2002. Management does not believe that SFAS No. 144 will have a significant impact on Intelsat's results of operations or financial position.

(k) Reclassifications Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 3 Receivables

Receivables as of December 31 were comprised of the following:

	2000	2001
Satellite utilization charges:		
Unbilled	$255,116	$210,976
Billed	37,048	42,297
Other	7,184	8,725
Total	$299,348	$261,998

Unbilled satellite utilization charges represent amounts earned and accrued as receivable from customers for their usage of the Intelsat space segment in the fourth quarter of the year. These amounts are billed in January of the following year.

Note 4 Satellites and other property and equipment

Satellites and other property and equipment as of December 31 were comprised of the following:

	2000	2001
Satellites, launch vehicles and services	$ 5,737,392	$ 6,355,313
Information systems and ground segment	429,917	485,239
Headquarters and other	221,578	237,790
Total cost	6,388,887	7,078,342
Less accumulated depreciation and amortization	(3,500,233)	(3,840,682)
Total	$ 2,888,654	$ 3,237,660

(US $ in thousands, except share and per share amounts) December 31, 1999, 2000 and 2001

Satellites and other property and equipment as of December 31, 2000 and 2001 included construction-in-progress of $1,033,237 and $1,049,832, respectively. These amounts relate primarily to spacecraft under construction and related launch services. Interest costs of $27,578, $56,501 and $76,240 were capitalized in 1999, 2000 and 2001, respectively.

Research and development costs of $4,565, $5,393, and $4,044 were charged to expense in 1999, 2000 and 2001, respectively.

Note 5 Due to shareholders

Balances due to shareholders as of December 31, 2000 include amounts accrued during the fourth quarter relating to distributions. Other amounts due include funds held by Intelsat for certain shareholders and are payable on demand. As of December 31, amounts due to shareholders were as follows:

	2000	**2001**
Accrued distributions	$220,203	**$ –**
Other	56,237	**21,728**
Total	$276,440	**$21,728**

Note 6 Long-term debt and other financing arrangements

As of December 31, the carrying amounts and the estimated fair values of long-term debt were as follows:

	2000		**2001**	
	Amount	Fair Value	**Amount**	**Fair Value**
Commercial paper	$ 16,588	$ 16,588	**$ 310,122**	**$ 310,122**
Eurobond 7.375% notes due August 6, 2002	200,000	203,754	**200,000**	**202,582**
Dragon bond 6.625% notes due March 22, 2004	200,000	201,430	**200,000**	**203,412**
Eurobond 8.375% notes due October 14, 2004	200,000	212,720	**200,000**	**211,054**
Eurobond 8.125% notes due February 28, 2005	200,000	213,956	**200,000**	**209,594**
Capital lease obligation	53,573	53,573	**47,775**	**47,775**
Total	$870,161	$902,021	**$1,157,897**	**$1,184,539**

During 2000, the average daily balance of commercial paper outstanding was approximately $104,059 at an average effective borrowing rate of 6.41 percent per annum. During 2001, the average daily balance of commercial paper outstanding was approximately $332,151 at an average effective borrowing rate of 4.09 percent per annum.

To support the commercial paper program and to provide funding for general corporate purposes, Intelsat entered into an agreement on March 22, 2001 with a group of financial institutions for a $1,000,000 unsecured 364-day revolving credit facility, referred to as the New Credit Facility. The New Credit Facility, which expires on March 21, 2002, allows Intelsat to convert any amounts outstanding as of the expiration date to a one-year term loan. At Intelsat's option, borrowings, including any term loan, will bear interest either at the banks' base rate plus an applicable margin or at the LIBOR rate plus an applicable margin. Under the terms of the agreement, Intelsat is required to satisfy certain financial and operating covenants, including an interest coverage ratio. As of December 31, 2001, Intelsat was in compliance with such covenants. As of December 31, 2001, there were no borrowings outstanding under the New Credit Facility.

(US $ in thousands, except share and per share amounts) December 31, 1999, 2000 and 2001

Note 6 Long-term debt and other financing arrangements (continued)

Prior to completing the agreement for the New Credit Facility, Intelsat maintained a $300,000 revolving credit facility with a group of financial institutions to support its commercial paper program. Any borrowings under this credit facility were convertible at the borrower's option to term loans which would be due up to one year after the conversion date. As of December 31, 2000, there were no borrowings outstanding under this credit facility. This credit facility was terminated on March 20, 2001 under the terms and conditions of the New Credit Facility.

On March 21, 2002, Intelsat entered into two agreements with a group of financial institutions for a $500,000 unsecured 364-day revolving credit facility and a $500,000 unsecured 3-year revolving credit facility. The 364-day revolving credit facility, which expires on March 20, 2003, allows Intelsat to convert any amounts outstanding as of the expiration date to a one-year term loan. At its option, borrowings under the facilities, including any term loan, will bear interest either at the banks' base rate plus an applicable margin or at LIBOR plus an applicable margin. Under the terms of both agreements, Intelsat is required to satisfy certain financial and operating covenants, including an interest coverage ratio. Under the agreement relating to the 3-year credit facility, Intelsat is also required to satisfy a debt-to-EBITDA ratio.

During 1999, Intelsat incurred a capital lease obligation of $65,757 in connection with a lease agreement to acquire additional satellite capacity. As of December 31, 2001, the remaining capital lease obligation was $53,573, of which $47,775 was long term and $5,798 was current.

Intelsat's policy is to classify commercial paper borrowings supported by its revolving credit facility as long-term debt because Intelsat has the ability and the intent to maintain these obligations for longer than one year.

Note 7 Retirement plans and other retiree benefits

(a) Pension and other postretirement benefits Intelsat maintains a noncontributory defined benefit retirement plan covering substantially all employees hired prior to July 18, 2001. The cost under this plan is calculated by an actuary using a formula based upon employees' remuneration, dates of hire and years of eligible service. Intelsat funds the plan based on actuarial advice using the projected unit credit cost method. Employees hired after July 18, 2001 are eligible to participate in a defined contribution plan (see note 7(b)).

In addition, Intelsat provides health benefits for employees who retire at or after age 60 with five years of consecutive service or after age 55 with ten years of consecutive service. The cost under this unfunded plan is calculated by an actuary based on the level of benefits provided, years of service and certain other factors.

The following tables provide summaries of the projected benefit obligations, plan assets, and funded status of the plans as of December 31, 2000 and 2001 based on valuation dates of September 30, 2000 and 2001.

	Pension Benefits		Other Postretirement Benefits	
	2000	2001	2000	2001
Change in benefit obligation				
Benefit obligation, January 1,	$219,388	$223,090	$31,990	$44,815
Service cost	8,465	7,682	2,294	2,761
Interest cost	16,084	16,999	2,333	3,315
Benefits paid	(10,830)	(11,268)	(1,818)	(2,326)
Plan amendment	–	3,146	–	–
Actuarial (gain)/loss	(10,017)	26,120	10,016	3,770
Benefit obligation, December 31,	$223,090	$265,769	$44,815	$52,335
Change in plan assets				
Plan assets at fair value October 1,	$250,893	$282,436	$ –	$ –
Actual return on plan assets	38,658	(37,743)	–	–
Contributions by Intelsat	3,715	929	–	–
Benefits paid	(10,830)	(11,180)	–	–
Plan assets at fair value September 30,	$282,436	$234,442	$ –	$ –

(US $ in thousands, except share and per share amounts) December 31, 1999, 2000 and 2001

	Pension Benefits		Other Postretirement Benefits	
	2000	**2001**	2000	**2001**
Funded status of the plans				
Funded status of the plans	$ 59,346	**$ (31,327)**	$ (44,815)	**$ (52,334)**
Unrecognized net (gain)/loss	(63,986)	**23,246**	(14,499)	**(9,753)**
Unrecognized prior service cost	(1,723)	**1,599**	–	**–**
Unrecognized transition obligation	448	**407**	–	**–**
Fourth-quarter contributions to the Plans	929	**274**	342	**787**
Accrued benefits costs, December 31,	$ (4,986)	**$ (5,801)**	$ (58,972)	**$ (61,300)**
Discount rate	7.75%	**7.25%**	7.75%	**7.25%**
Expected rate of return on plan assets	9.00%	**9.00%**	–	**–**
Rate of compensation increase	5.00%	**5.00%**	–	**–**

Plan assets include investments in equity and bond funds, U.S. government securities and liquid reserve funds.

Net periodic pension and other postretirement benefits costs included the following components for 1999, 2000 and 2001:

	Pension Benefits			Other Postretirement Benefits		
	1999	2000	**2001**	1999	2000	**2001**
Service cost	$ 8,849	$ 8,465	**$ 7,682**	$ 2,044	$ 2,294	**$ 2,761**
Interest cost	14,753	16,084	**16,999**	1,989	2,332	**3,315**
Expected return on plan assets	(18,723)	(21,619)	**(22,358)**	–	–	**–**
Amortization of unrecognized transition asset	(119)	41	**41**	–	–	**–**
Amortization of unrecognized prior service cost	(202)	(218)	**(170)**	–	–	**–**
Amortization of unrecognized net gain	(41)	(633)	**(868)**	(2,287)	(2,029)	**(1,221)**
Total costs	$ 4,517	$ 2,120	**$ 1,326**	$ 1,746	$ 2,597	**$ 4,855**

Depending upon actual future health care claims experience, Intelsat's actual costs may vary significantly from those projected above. As of September 30, 2000 and 2001, the assumed health care cost trend rate was a constant seven percent.

Increasing the assumed health care cost trend rates by one percent each year would increase the other postretirement benefits obligation as of September 30, 2001 by $6,723. Decreasing these trend rates by one percent each year would reduce the other postretirement benefits obligation as of September 30, 2001 by $5,670. A one percent increase or decrease in the assumed health care cost trend rate would increase or decrease the aggregate service and interest cost components of net periodic other postretirement benefits cost for 2001 by $1,225 and $1,008, respectively.

(b) Other retirement plans Intelsat maintains two defined contribution retirement plans, which are available to substantially all employees. Intelsat also maintained an unfunded supplemental pension plan for executives, which was discontinued during 2001. The accrued liability for these plans was $1,535 and $1,274 as of December 31, 2000 and 2001, respectively.

(US $ in thousands, except share and per share amounts) December 31, 1999, 2000 and 2001

Note 8 Share option plan

In July 2001, Intelsat established a Share Option Plan. Under the Share Option Plan, employees, directors, independent contractors, advisors and consultants are eligible to receive awards of share options. The maximum number of ordinary shares that may be issued under the Share Option Plan is 10,000,000.

The Share Option Plan enables the holder of options to purchase ordinary shares at a specified exercise price. The exercise price is established on the date of grant and may not be less than the fair market value of the ordinary shares on that date. Options generally vest over a three year period, with a term not to exceed ten years.

The Board of Directors has adopted a resolution providing for each director to be awarded share options valued at $23. These options are to be granted annually, and vest immediately upon award.

A summary of the share option activity is presented below:

	Options	Option Price Per Share	Weighted-Average Exercise Price
Granted	8,814,566	$6.35	$6.35
Canceled	(2,976)	$6.35	$6.35
Options outstanding at December 31, 2001	8,811,590	$6.35	$6.35

As of December 31, 2001, no options were exercisable. The weighted-average remaining contractual life of options outstanding at December 31, 2001 was 9.8 years.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 defines a "fair value based method of accounting for stock-based compensation." Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. Prior to the issuance of SFAS No. 123, stock-based compensation was accounted for under the "intrinsic value method" as defined by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation is the excess, if any, of the market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. SFAS No. 123 allows an entity to continue to use the intrinsic value method. However, entities electing the accounting in APB Opinion No. 25 are required to make pro forma disclosures as if the fair value based method of accounting had been applied. Intelsat applies APB Opinion No. 25 and the related interpretations in accounting for its stock-based compensation. Accordingly, no compensation expense has been recognized as all the options granted had an exercise price equal to the fair value of the underlying ordinary shares on the date of grant.

If compensation expense had been determined based on the fair value of the options at the grant dates consistent with the method of accounting under SFAS No. 123, Intelsat's pro forma net income would have been approximately $498,314 in 2001. In determining pro forma net income, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for grants during the year ended December 31, 2001: no dividend yield, expected volatility of zero, risk-free interest rate of 5.0% and an expected term of 5 years.

Note 9 Income taxes

Intelsat became subject to taxes on the date of privatization. A deferred tax benefit and a related net deferred tax asset in the amount of $24,536 was recorded as a result of Intelsat's change in taxable status upon privatization. The provision for income taxes for the year ended December 31, 2001 consisted of the following:

Current	$ 35,946
Deferred	(30,587)
Total provision for income taxes	$ 5,359

(US $ in thousands, except share and per share amounts) December 31, 1999, 2000 and 2001

Because Bermuda does not impose an income tax, Intelsat's statutory tax rate is zero. The difference between tax expense reported in the accompanying statements of operations and tax computed at statutory rates is attributable to the provision for foreign taxes.

The components of Intelsat's net deferred tax asset were as follows as of December 31, 2001:

Deferred tax assets:	
Accrued liabilities	$ 5,186
Accrued retirement benefits	28,614
Total deferred tax assets	33,800
Deferred tax liabilities:	
Depreciation	(3,213)
Total net deferred tax asset	$30,587

As of December 31, 2001, the net deferred tax asset is included in other assets in the accompanying consolidated balance sheet.

Note 10 Contractual commitments

In the further development and operation of the global commercial communications satellite system, significant additional expenditures are anticipated. The portion of these additional expenditures represented by contractual commitments as of December 31, 2001 and the expected year of payment are as follows:

	Capital	Expense	Total
2002	$ 692,769	$25,436	$ 718,205
2003	451,677	16,889	468,566
2004	42,959	16,458	59,417
2005	37,434	14,218	51,652
2006	30,448	4,178	34,626
Thereafter	138,493	14,272	152,765
	1,393,780	91,451	1,485,231
Less amount representing interest on capital lease obligation and deferred satellite performance incentives	(93,303)	–	(93,303)
Total net commitments	$1,300,477	$91,451	$1,391,928

Due to the nature of its business, Intelsat has large contracts for satellite construction and launch services and pays significant amounts to a limited number of suppliers for assets and services scheduled for future delivery.

Intelsat offers its customers long-term commitments of varying lengths up to 15 years for a range of services at rates, which are progressively lower for the longer commitment periods.

Intelsat leases space in its headquarters building to various tenants. As of December 31, 2001, the minimum rental income anticipated with respect to these leases is approximately $4,542, of which $4,246 is expected to be received during the next five years. Rental income is included in other income in the accompanying consolidated statements of operations.

(US $ in thousands, except share and per share amounts) December 31, 1999, 2000 and 2001

Note 11 Contingencies

(a) Insurance Intelsat has obtained satellite insurance coverage for possible losses that may occur during the launch of its satellites and in subsequent periods of in-orbit operations. Intelsat currently has insurance covering the in-orbit operations of the eleven Intelsat VII and VIII series satellites through November 8, 2002. Under the terms of this policy, Intelsat co-insures $50,000 of the net book value of each satellite, and the insurers cover the balance of net book value. Intelsat also has insurance in place for the launch and first year of in-orbit operations for each of the Intelsat IX series satellites, of which the Intelsat 901 and Intelsat 902 are already in orbit. This insurance is in an amount approximately equal to the net book value of each satellite and does not have a co-insurance requirement.

(b) Privileges and immunities As a privatized entity, Intelsat no longer benefits from certain privileges and immunities that it held as an intergovernmental organization. As a result, Intelsat may be a party to disputes arising from normal business activities. Management believes that the resolution of any such matters would not have a material adverse effect on financial position or future operating results.

Note 12 Business segment and geographic information

Intelsat operates in a single industry segment, in which it provides satellite services to its telecommunications customers around the world. Intelsat's shareholders generated approximately 90%, 88% and 89% of revenue in 1999, 2000 and 2001, respectively.

The geographic distribution of Intelsat's revenues for 1999, 2000 and 2001 was as follows:

	1999	2000	2001
Europe	29%	28%	29%
North America and Caribbean	20%	23%	24%
Asia Pacific	19%	19%	18%
Latin America	17%	14%	13%
Middle East and North Africa	7%	8%	7%
Sub-Saharan Africa	8%	8%	9%

Approximately 15 percent, 16 percent and 15 percent of Intelsat's revenue was derived from its largest customer in 1999, 2000 and 2001, respectively. No other single customer accounted for more than five percent of revenue in any of those years. The ten largest customers accounted for approximately 43 percent of Intelsat's revenue in 1999, 2000 and 2001. Revenue by region is based on the locations of customers to which services are billed.

Intelsat's satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat's remaining assets, substantially all are located in the United States.

Note 13 Restructuring costs

In October 2001, Intelsat reduced the size of its workforce by 105 employees, or approximately 11%, reflecting the elimination of certain positions that were no longer required after privatization. Operations were also streamlined in order to respond to market and industry conditions. As a result of these actions, severance costs of $7,300 were incurred in 2001. At December 31, 2001, accrued restructuring costs of approximately $3,700 were included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. These amounts were fully paid in January 2002.

go fast > [Internet]

> **Internet without limits** With a 31% share of the market for Internet backbone connectivity via satellite, Intelsat addresses the needs of ISPs worldwide. Our rapidly deployable Internet connections enable direct access to the Internet backbone from almost any location – bypassing terrestrial bottlenecks, overloaded servers and other terrestrial interconnection points.

At any given moment, our satellite fleet carries over 5 Gbps of secure Internet transmissions, from e-mail messages and website pages to financial transactions and database exchanges. Our customers find our satellite communications solutions to be well suited to overcoming geographical barriers and terrestrial network limitations. Satellite connections can be rolled out to thousands of locations more quickly and cost-effectively than terrestrial connections.





31% MARKET SHARE, BASED ON CAPACITY USED [Euroconsult 2002]

CONNECTING THE DOTS – OPT // FRENCH POLYNESIA

> Situated in the South Pacific, French Polynesia's 118 islands cover an area the size of Europe. The region lacks connectivity among the islands and is remote from international cable networks. The Office des Postes et Telecommunications (OPT) of French Polynesia asked Intelsat to provide capacity for Internet applications and direct-to-home (DTH) television in multiple sites across the islands. A single solution to both needs would reduce costs and connect islanders.

Intelsat is> a global commmunications leader that provides high-quality, affordable, flexible and rapidly deployable satellite connectivity solutions for voice and data communications, corporate networks, video services and Internet backbone access. Our global coverage and proven track record of superior satellite fleet reliability span over three decades. In response to customer demand for end-to-end solutions, we intend to leverage our solid customer base and extensive satellite infrastructure to expand beyond offering satellite capacity alone. Our goal is to create an integrated global communications network comprising space, teleport, fiber and network termination elements for the delivery of innovative connectivity solutions to the worldwide marketplace.

Connect with Intelsat>

> customer.care@intelsat.com

>> corporate.communications@intelsat.com

>>> investor.relations@intelsat.com

easy, fast, reliable global communications

> **Global satellite fleet**

Intelsat's fleet of over 20 satellites, plus capacity that we lease on 2 additional spacecraft, provides connectivity virtually anywhere on earth for a variety of communications needs. We offer more capacity in space than any other satellite provider and are on schedule to implement significant increases by the end of 2003.

> **Prime positioning**

Our satellites occupy prime orbital locations around the earth that we consider to be "beachfront property in the sky." We believe we have superior positioning that enables us to provide a variety of flexible coverage options for global, regional and in-country communications requirements.

> **The "gold standard" in satellite operations**

The hallmark of Intelsat's satellite system is our transponder reliability, with a 2001 average availability rate of 99.9993%. Intelsat supervises every step of a spacecraft's life – from design through construction, testing, launch and operations. Once our satellites are operational, we fly and control each of them from our satellite control center in Washington, D.C., 24-hours-a-day, seven-days-a-week.

> **Flexibility, experience, global presence**

With nearly four decades of experience in the satellite communications industry, we have accumulated a unique depth of knowledge of satellite communications and the satellite applications best suited to meet our customers' requirements around the world. Our London sales headquarters and 10 sales support offices around the world allow for better customer assistance and facilitate business development.

> **Over 400 customers in approximately 200 countries and territories**

Our customer base includes many of the world's leading carriers, Internet service providers, network integrators and broadcasting companies. Our customers' investment in infrastructure capable of communicating with our satellites includes over 18,000 earth stations and over one million VSAT and direct-to-home antennas. We believe our existing customer base provides us with a competitive advantage in local markets around the world and credibility as we introduce new services.

EXPANDING OUR NETWORK, ENHANCING OUR CAPABILITIES

> **New global connectivity solutions** We are working to establish a terrestrial infrastructure – comprising teleports, connectivity to major exchange centers and selected leased fiber links – that will add a new competitive dimension to the Intelsat network. We believe that the added ground infrastructure will optimize our valuable satellite assets and enable us to offer one-stop shopping solutions for our customers and distributors. This should improve their speed-to-market in terrestrially underserved areas and facilitate rapid expansion of their local networks on a domestic, regional, continental or global scale.

>> Major international broadcasters such as CNN International, BBC World, NHK, Deutsche Welle and RTP International are end users of capacity on Intelsat's satellites to distribute news, sporting events, entertainment television and radio programming to broadcast stations and studios. For breaking news, we have dedicated capacity for occasional use requirements that can be accessed by customers worldwide.

In the DTH market, companies such as Norway's Telenor use Intelsat satellites to reach their subscriber bases. Intelsat offers the high power required for small-dish reception with cost-effective service – economical for niche markets and large networks alike.



500 TV CHANNELS



>>> **New communities** We intend to build additional broadcast communities in newly emerging markets, such as parts of Latin America and Asia, where DTH television systems are not yet well established. In addition, we intend to build value for new video customers by introducing integrated transmissions, multimedia applications and technology platforms to respond to customer requirements for efficient program distribution and contribution.

coverage of northern Europe from its ideal orbital location at 359°E (or 1°W).

Today, Intelsat is part of a large Telenor DTH platform that includes three Thor satellites located in the same orbital position. The platform provides service to over one million DTH subscribers. An additional one million subscribers receive Telenor's program package via satellite delivery to cable TV head-ends. The satellite platform gives the Nordic market more than 100 channels of TV and radio news, entertainment and sports, as well as interactive content.



go now >

[Video]

> **How the world watches** Intelsat has provided satellite communications links for the broadcasting of milestone events in 20th century history – from Neil Armstrong's first steps on the moon to every Olympic Games since 1968.

Our video customers include domestic and international cable companies, television broadcasters and direct-to-home (DTH) service providers. More than 100 full-time customers use our services to deliver over 500 TV channels to millions of viewers around the world.

Intelsat's reputation in the video transmission industry is built on our decades-long tradition of offering both service reliability and global coverage, allowing video transmission and reception virtually everywhere on earth for a variety of needs. In addition, our customers benefit from a variety of bandwidth or bit rate options and capacity lease durations ranging from 10 minutes to 15 years, allowing them to meet long-term or occasional use TV requirements.

RELIABILITY >>

99.993%



>>

HIGH-POWER COVERAGE – TELENOR // NORWAY

> Norway-based Telenor is a worldwide provider of high-quality telecommunications, data and media communications services, with a particularly strong focus on mobile, Internet and broadband services.

In the 1990s, Telenor decided to establish a direct-to-home (DTH) service to provide Scandinavian households with subscription programming, including popular channels such as CNN International, BBC Prime, Cartoon Network Nordic and Eurosport Nordic.

To help meet the challenge, Telenor turned to Intelsat for satellite capacity. Telenor currently leases 14 Ku-band transponders in 36 MHz equivalent units on the Intelsat 707 satellite, which provides high-power

why satellite?

Telecommunications companies, corporate network service providers, broadcasters and ISPs worldwide choose Intelsat satellite connections for a number of reasons:

> Universal – available virtually everywhere

> Reliable – 99.9993% average transponder availability rate during 2001

> Fast – satellite networks can be rolled out quickly to hundreds or thousands of locations where terrestrial alternatives are unavailable, unreliable or too expensive



> Seamless – satellite connectivity overcomes terrestrial limitations and can bypass intermediate network nodes to provide essential services to communities and businesses around the globe

> Scalable – satellite technology provides a convenient environment for accommodating network and bandwidth expansion

> Flexible – satellite's inherent strength as a broadcast medium makes it well suited for the distribution of bandwidth-intensive information to large numbers of remote locations

> **Intelsat IX and X series satellites** Five new satellites – three additional Intelsat IX satellites and two Intelsat X satellites – are scheduled for launch by the end of 2003. We expect these new satellites to increase our available capacity significantly and enhance our fleet's capabilities with higher power and new coverage options. As a result, we envision being able to provide more efficient services while still addressing unique requirements on a regional and market application basis.

go far > [Voice and Data]

> Flexible voice and data solutions Intelsat is a leading provider of satellite capacity for high-quality, digital voice and data transmissions for public switched network services. Our customers include top telecommunications providers in their home markets – such as Deutsche Telekom, Embratel, Cable and Wireless and France Telecom.

Intelsat's satellite connections provide a readily deployable transmission medium and complement carriers' telecommunications networks through transmission path diversity, new routes for overflow traffic, and thin- and medium-route capacity for underserved rural areas and remote markets. With global coverage, Intelsat can provide virtually instant middle- and last-mile connectivity as well as local loop capabilities to regions lacking the infrastructure to access major fiber links. In areas where deregulation is accelerating the development of telecommunications infrastructure, emerging telecommunications providers can leverage our well-established services and community of users, creating regional and international networks while minimizing investment costs.

VIRTUALLY INSTANT CONNECTIVITY >>



RAPID DEPLOYMENT – CAMTEL // CAMEROON

> Cameroon Telecommunications (CAMTEL), an Intelsat customer since 1973, is a leading telecommunications provider in West Africa of private data networks through VSAT and microwave technology for Internet and voice communications services.

A recent challenge for CAMTEL was to rapidly deploy a nationwide inter-city network to support the urban services of newly authorized GSM cellular operators. While Cameroon's urban networks were sufficiently developed and built on a combination of fiber and terrestrial microwave technology, the same was not true for inter-city connections, which were either inadequate or non-existent. An inter-city build-out was necessary so that CAMTEL could

>> Wherever their businesses take them, our customers and end users rely on Intelsat's core strengths: satellite network reliability and global reach. Satellite multicasting enables our customers to connect disparate locations within a single network architecture for secure narrowband transactions and broadband inter-office communications.

Quickly deployable, our satellite networks can be easily scaled up or down, making high-speed data connections a relatively simple matter, even in countries lacking telecommunications infrastructure. Intelsat's corporate network customers can thus extend their reach quickly and cost-effectively, delivering first-class services to businesses and private users, no matter how remote.

Broadband We intend to enter the satellite broadband access market using an incremental, evolutionary approach that leverages our existing infrastructure. We believe that small- and medium-sized enterprises represent a significant addressable market and will have unmet broadband service requirements in many parts of the world. Because of the ubiquitous service and last-mile capabilities that satellite connectivity provides, we expect satellites to be competitively positioned to provide broadband services as the market develops.



GLOBAL ACCESS >



Of Reuters' worldwide network, 1,200 VSAT sites throughout North, Central and South America are supported by Intelsat satellites. Through this network, stock price updates and news are broadcast in real time, and data is stored locally at client sites. This satellite solution has demonstrated better reliability and expandability than similar ground-based solutions in supporting active trading on international stock exchanges.

go everywhere >

[Corporate Networks]



SEAMLESS CONNECTIONS >

> **Instant business information** Intelsat delivers scalable, high-speed satellite connections to corporate network service providers around the world. Most of our customers in this segment are network integration units of major telecommunications companies with in-house satellite expertise – including BT, Videsh Sanchar Nigam Limited and Reach Networks. These companies leverage Intelsat's global system to provide turnkey solutions for private data networks connecting enterprises, governments and financial institutions – such as for the 1,000 offices of the Central Bank of the Russian Federation or Reuters' 1,200 sites throughout North, Central and South America. Ground-based companies tap Intelsat's expertise in satellite connections to complement their end-to-end integrated network solutions.

SPREADING THE NEWS – REUTERS // UNITED STATES

> Reuters, the leading provider of financial information, news and technology, operates one of the world's most extensive IP-based financial services networks. The company's strength lies in its ability to offer a combination of content, technology and connectivity. Over 627,000 financial professionals use Reuters' services as a quick and secure means to exchange information supporting critical transactions and for access to data on over 960,000 stocks, bonds and other financial instruments.





MARKET SHARE BASED ON CAPACITY USED
[Euroconsult 2002]



>> Satellites enable users to expand both their communications networks and their available bandwidth easily. Expanding a terrestrial network requires the ordering of new terminal components and the commissioning of increased bandwidth at each site, in coordination with local vendors. With satellites, which are free of most terrestrial hurdles, increasing network capacity is as simple as increasing the amount of allocated bandwidth. This aspect of satellites makes for quick and cost-effective expansion. Customers can leverage Intelsat's expertise as they integrate and manage satellite communications within their high-performance networks.

New global connectivity solutions Intelsat is expanding its satellite network to create a hybrid infrastructure comprising space and terrestrial elements. This hybrid infrastructure will enable us to deliver connectivity to major exchange points together with customized end-to-end solutions. It will also enable us to offer valuable middle-mile solutions by using satellite capacity to complete fiber-based connections, beaming transmissions into interior locations of infrastructure-poor countries.

provide a seamless network infrastructure for GSM cellular operator services to urban, rural and business centers in all targeted areas.

Intelsat's satellite infrastructure solution enabled cellular operators through CAMTEL to establish simultaneous and reliable connections among the public switching exchange servers in cities, towns and remote areas across Cameroon. In less than one year, cellular operators were able to provide interconnected service in 10 provincial headquarters and in over 20 other cities, business centers and rural areas in Cameroon. Today, the number of GSM subscribers in Cameroon is over 400,000.

>> Our Internet customers include more than 150 Tier 1 and Tier 2 Internet service providers in approximately 100 countries. Among our Internet trunking customers are companies such as China Telecom, SingTel Optus and Embratel. End users of our network for Internet trunking applications include service providers such as Sprint and Cable and Wireless. Users in this segment benefit from our superior transponder reliability and reap the unique advantages of geosynchronous satellites: ubiquitous coverage; point-to-multipoint capability for simultaneous content delivery to an unlimited number of locations; and cost-effective asymmetrical bandwidth connections that allow bit rates to increase quickly as needs grow.

5Gbps OF INTERNET TRANSMISSIONS



>>> **New Internet Trunking service** In early March 2002, Intelsat introduced a new Internet Trunking service that bundles satellite connectivity, software and ground facilities to help small ISPs connect cost-effectively to the U.S. and European Internet backbones. This new service bridges the connectivity gap in areas underserved by fiber and avoids terrestrial transmission bottlenecks. It also provides important middle-mile connections, enabling local Internet service providers to upgrade their services and extend them to remote regions of their countries.

In partnership with GlobeCast and OPT, Intelsat developed a digital DTH service that delivers high-speed Internet connections and TV, simultaneously, via a cost-effective, single-antenna solution suitable for both business and residential end users. As a result, 10,000 subscribers in French Polynesia can now receive a comprehensive bouquet of over 20 French and English TV channels. OPT's choice has also made the Internet accessible to consumers, private businesses, entrepreneurs, non-governmental organizations and local authorities throughout French Polynesia, even in the most remote locations.

[business review]

Our services >> Voice and Data >> Corporate Networks >> Video >> Internet

go further >

Intelsat.
inspiring connections

[management]

Conny L. Kullman
Chief Executive Officer
Intelsat, Ltd.

Joseph Corbett
Executive Vice President
and Chief Financial Officer
Intelsat, Ltd.

Don Bridwell
President
Intelsat (Bermuda), Ltd.

John Stanton
President
Intelsat Global Sales
& Marketing Ltd.

Ramu Potarazu
President
and Chief Operating Officer
Intelsat Global Service
Corporation

G. Dewey Arnold
Senior Vice President, Audit
Intelsat Global Service
Corporation

David B. Meltzer
General Counsel
and Senior Vice President,
Regulatory Affairs
Intelsat Global Service
Corporation

Kevin Mulloy
Senior Vice President,
Strategy and Business
Development
Intelsat Global Service
Corporation

Tony A. Trujillo, Jr.
Senior Vice President,
Corporate Services
Intelsat Global Service
Corporation

[board members]



[from left to right] **Neal B. Freeman** The Blackwell Corporation **Serge Fortin** Teleglobe Communications Corporation **Robin Turner** Cable and Wireless plc **Carlos Killian** Comisión Nacional de Comunicaciones **Herbert Fiuza** SKY Brasil **Hans Fjøsne** Telenor Plus **Mathew Luhanga** University of Dar es Salaam **S.K. Gupta** Videsh Sanchar Nigam Limited **Conny L. Kullman** Intelsat, Ltd. **John Sponyoe** Chairman **Wolfgang Wagner** Deputy Chairman **Philippe-Olivier Rousseau** BNP Paribas **Cheikh-Tidiane Mbaye** Sonatel S.A. **Jeremy Simons** British Telecommunications plc **Chris Vonwiller** Appen Pty Limited **Brian D. Dailey** Lockheed Martin Corporation – *[missing from photo]* **Gary Howard** Liberty Media Corporation

corporate information

Investor Relations
T. +1 202-944-8188
investor.relations@intelsat.com

Corporate Communications
T. +1 202-944-7500
corporate.communications
@intelsat.com

main offices

Intelsat, Ltd.
Intelsat (Bermuda), Ltd.
Dundonald House
14 Dundonald Street West
Suite 201
Hamilton HM 09
Bermuda
T. + 1 441-294-1650
F. + 1 441-292-8300

Intelsat Global Sales
& Marketing Ltd.
Building 3, Chiswick Park
566 Chiswick High Road
London W4 5YA
United Kingdom
T. + 44 20-8899-6035
F. + 44 20-8899-6194

Intelsat Global Service
Corporation
3400 International Drive, N.W.
Washington, D.C. 20008
U.S.A.
T. + 1 202-944-6800
F. + 1 202-944-7898

regional offices

Intelsat USA Sales Corp.
T. +1 202-944-7554
sales.northamerica.caribbean
@intelsat.com

Intelsat South Africa (Pty) Ltd.
T. +27 11-535-4700
sales.rsc.southafrica@intelsat.com

Intelsat Australia Pty Ltd.
T. +61 2-9004-7093
sales.rsc.australia@intelsat.com

Intelsat China
(Hong Kong) Limited
T. +852 2520-2032
sales.rsc.hongkong@intelsat.com

Intelsat Marketing India
Private Limited
T. +91 44-435-6038
sales.rsc.chennai@intelsat.com

Intelsat Singapore Pte. Ltd.
T. +65 6734-6700
sales.rsc.singapore@intelsat.com

Intelsat France SAS
T. +33 1-40-07-81-13
sales.rsc.france@intelsat.com

Intelsat Germany GmbH
T. +49 511-956-9958
sales.rsc.germany@intelsat.com

Intelsat Norway AS
T. +47 7009-2070
sales.rsc.norway@intelsat.com

Intelsat Brasil Ltda.
T. +55 21-2213-8900
sales.rsc.brazil@intelsat.com

intelsat.com

connect >> communicate >> everywhere >>

Intelsat

inspiring connections